April 14, 2006

Mr. Paul Cline

Senior Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: World Acceptance Corporation (as used herein, the “Company” or “we,” “us,” “our,” or similar formulations, as applicable)

File No. 0-19599

Dear Mr. Cline:

We are writing in response to your letter dated March 22, 2006, to us with respect to the Staff’s review of our annual report on Form 10-K for the fiscal year ended March 31, 2005, and our quarterly report for the period ended September 30, 2005.

For your convenience and reference, we have repeated in bold text the Staff’s comments below (using the same paragraph numbering used in your letter) and included in our responses below each corresponding comment.

Unless otherwise noted in this letter, we confirm that we intend to revise our future filings as indicated in our responses below.

SEC Comment #1

We note your response to comments 5 and 6 from our letter dated February 15, 2006. Please provide us your SAB Topic 1:M analysis which supports your estimate of the error caused by your interest income calculation and recognition policies. Please describe the material inputs and assumptions used in the analysis.

Response #1

Attached is a copy of our SAB Topic 1:M analysis which supports our estimate of the difference between an effective yield method of earning interest and our method of earning interest, including the material inputs and assumptions used in the analysis.

The analysis we prepared indicates that under the interest method, we would record additional interest revenue of $1.8 million in the current fiscal year. This difference is primarily driven by our decision to recognize interest only upon collection of payments versus under the accrual method. Should we strictly adopt the accrual method of revenue recognition, we would have a corresponding reversal of a significant portion of the interest income for the loans that we believe would become uncollectible and therefore considered a non-accrual loan. The net, pre-tax impact is approximately $464,000, ($130,000), and $25,000 for the fiscal periods ended March 31, 2006, 2005 and 2004, respectively. The net impact would be significantly less than 1% of income before taxes for each of the years.

We have based our existing polices on SFAS No. 5, “Accounting for Contingencies” (SFAS No. 5), paragraph 23, which states that an “inability to make a reasonable estimate of the amount of loss from uncollectible receivables (i.e., failure to satisfy the condition in paragraph 8(b)) precludes accrual and may, if there is significant uncertainty as to collection, suggest that the installment method, the cost recovery method, or some other method of revenue recognition be used”. The Company offers short-term small to medium size loans to individuals who have limited access to other sources of consumer credit. Due to the nature of these relationships there is always a collection risk; therefore, we feel that there is a significant question of collectibility and that it is more appropriate to recognize interest income on a loan when we receive a payment from our customers, as suggested by paragraph 23 of SFAS No. 5.

SEC Comment #2

We note your response to comment 8 from our letter dated February 15, 2006. Please provide us with your third party valuation report prepared in 2003 and your updated third party valuation report if available. Ensure that all material assumptions are properly explained. Also provide us any other analysis which provides the basis for the nine year useful life of your acquired customer lists.

Response #2

We have included copies of the Valuation of Existing Customer Relationships reports dated as of April 2002 and as of January 31, 2006.

The January 31, 2006 valuation estimates a remaining useful life of 10 years, which supports our estimate of a 9 year life of the customer list. The income approach was utilized to determine the value of the customer relationship. The fair value of the customer relationship is the excess of the future cash inflows (revenue) over the related cash outflows (customer servicing expenses) generated over the useful life of the customer base.

Material assumptions included in the January 31, 2006 report are as follows:

•	Estimated annual attrition rate of 10%, using a decay curve that is representative of the expected customer runoff. Although detailed customer information regarding attrition rates is not available, certain data is available in order to reasonably estimate the historical attrition profile of our customer base. The following scenarios were performed to estimate a 10% annual attrition rate:

1.	Based on the past 5 year’s annual revenue, an estimation of revenue from existing customers was calculated. This estimated revenue from existing customers was then used to calculate an implied attrition rate. This resulted in a range from 7 to 10 years.

2.	The retention of two customer groups (customers as of March 31, 1996 and March 31, 2001) was compared to customers as of March 31, 2006, to determine the number of customers still in place as of March 31, 2006. This resulted in an annual attrition rate of 18% for the five year data and 11% for the 10 year data.

3.	An estimated attrition rate was calculated based on the change in net loan balances to existing customers from the beginning to the end of fiscal year 2006. This analysis indicated an annual attrition rate of 9%.

4.	For the past three years, approximately 88% of our loans were generated through renewals of outstanding loans and the origination of loans from former borrowers. We believe that the renewal trends for the acquired loan portfolios are consistent with the trends we experience with existing and former borrowers.

Based on our review of the third party report, including assumptions, and that for the past three years approximately 88% of our loans were generated through renewals of outstanding loans and the origination of loans from former borrowers, we believe that our estimated customer life of 9 years is reasonable.

SEC Comment #3

Please revise the business section of management’s discussion and analysis to disclose your customer attrition rates in a tabular format for the past five years.

Response #3

Due to the lack of available detailed customer information, we are not able to construct a comprehensive customer turnover profile of our customers based on observed historical attrition rates.

SEC Comment #4:

Please revise your financial statement notes to disclose that management relies on a third party valuation specialist to determine the useful life of acquired customer lists.

Response #4:

In future filings we will disclose that management utilizes a third party valuation specialist in determining the useful life of acquired customer lists.

SEC Comment #5

We note your response to comment 10 from our letter dated February 15, 2006. Please tell us the basis for your conclusion that you do not purchase loans that show evidence of deterioration of credit quality given your disclosure on page 16 of your March 31, 2005 Form 10-K that acquired loan portfolios generally include some loans that you deem uncollectible. Also, specifically tell us how you consider loans that are past due on the date of acquisition.

Response #5

Small-loan consumer finance companies originates loans to customers who are of a higher credit risk than financial institutions who generally approve consumer loans on the security of qualifying personal property pledged as collateral or impose more stringent credit requirements. Therefore at the time a loan is originated, there is an inherent risk that a portion of the loan made will not be collected.

Management considers the inherent risk incurred at the time the loan is originated to be different than a loss resulting from deterioration in credit. Management considers a loan to have a deterioration in credit, when, based on current information and events, it is more than 60 days past due. Consideration is not paid for, nor does management assign a value to, acquired loans that are more than 60 days past due.

Almost all customers will become 30 days delinquent at some point during the customer relationship due to the circumstances of the borrower, and as such are considered normal and are not considered a deterioration in credit. Therefore, the allowance recorded at the date of acquisition is associated with the inherent risk associated with the loan and is not associated with a known deterioration of credit on specific loans. Therefore, these loans are excluded from the scope of SOP 03-3.

In accordance with the Staff’s comments in your letter dated March 22, 2006, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that this addresses each of your concerns and comments. Please let me know if you would like to discuss any of these matters further.

Sincerely,

/s/ A. Alexander McLean III
A. Alexander McLean III
Executive Vice President and Chief Executive Officer
World Acceptance Corporation

To: Sandy McLean

From: Kelly Malson Snape

Date: April 5, 2006

Re:	Revenue Recognition

Purpose

To document our SAB 99 analysis comparing our revenue recognition method (rule 78’s and collection method) to the interest method.

Policy

We have based our existing policies on SFAS No. 5, “Accounting for Contingencies” (SFAS No. 5), paragraph 23, which states that an “inability to make a reasonable estimate of the amount of loss from uncollectible receivables (i.e., failure to satisfy the condition in paragraph 8(b)) precludes accrual and may, if there is significant uncertainty as to collection, suggest that the installment method, the cost recovery method, or some other method of revenue recognition be used”. The Company offers short-term small to medium size loans to individuals who have limited access to other sources of consumer credit. Due to the nature of these relationships there is always a collection risk; therefore, we feel that there is a significant question of collectibility and that it is more appropriate to recognize interest income on a loan when we receive a payment from our customers, as suggested by paragraph 23 of SFAS No. 5.

Analysis of Our Method vs. Accrual Method

EITF D-10, “Required Use of Interest Method in Recognizing Interest Income”, reinforces the required use of the interest method and does not allow the use of an alternative to the interest method unless the results of alternative methods do not differ materially from those obtained by using the interest method. The Company calculates interest revenue primarily using the rule of 78’s and recognizes the interest revenue using the collection method, which is a cash method of revenue recognition.

The Company believes the combination of the two methods does not materially differ from the use of the interest method, for the following reasons:

•	Most of the Company’s loans are paid-off during the fiscal year due to the short term nature of the loans, which have an average duration of approximately four months. For loans that are originated and paid off within a reporting periods, both methods result in the same answer.

•	For loans that are not paid-off at the end of a reporting period, we have offsetting influences. The rule of 78’s is a more aggressive revenue recognition method than the interest method as it accelerates recognition of revenue. However, the collection (“cash”) method is more conservative than the accrual method, as the revenue is not recognized until collected.

•	The net effect of these influences on a pre-tax basis is estimated to be approximately $464,000 for fiscal 2006, ($130,000) for fiscal 2005, and $25,000 for fiscal 2004. The larger than normal increase in fiscal 2006 is due to the significant internal growth the Company had in loans during the year; however, the difference is less than 1% of pre-tax earnings.

Impact to the Financial Statement Line items

We have estimated the impact between our revenue recognition method and the interest method, based on the following:

•	Using loan balances as of January 31, 2006 the Company calculated the unearned interest and deferred fees balance using the interest method, which resulted in an 11.17% lower balance than under our existing policies. Since the percentage of the unearned to gross balances has been relatively consistent, we applied this percentage over unearned balances for the past three years.

•	Due to the collection risk of our customers, we believe that under the interest method, in which interest is recognized on an accrual basis versus our current collection policy, the loan would be placed on non-accrual status if we were to adapt to the more aggressive recognition policy. As a non-accrual loan, the previously recorded interest would be reversed. We have estimated that there would be a corresponding 11.17% increase reversal of interest income under the interest method.

The following table demonstrates the impact to the consolidated statement of operations:

	FY2006	FY2005	FY2004
Interest income increase associated with the interest method	$1,793,000	$1,022,000	$1,009,000
Less: Reversal of interest income on non-accrual loans	$1,330,000	$1,152,000	$984,000
Net increase (decrease)	$463,000	($130,000)	$25,000
Interest and fee income	$204,450,000	$177,582,000	$151,500,000
% of interest and fee income	0.226%	0.073%	0.017%
Adjustment after income taxes	$289,000	($82,000)	$16,000
Income after income taxes	$38,515,000	$33,990,000	$28,765,000
% of Income after income taxes	0.75%	0.241%	0.057%
Diluted EPS impact	$0.015	($0.004)	$0.001

•	We believe there is an inconsequential impact to the balance sheet.

Other Factors

•	The above adjustments should not have impacted whether we did or did not meet the analyst expectations.

•	The above adjustments would not have changed our net income to a net loss.

•	The above adjustments would not have impacted our compliance with debt covenants.

•	The above adjustments would not have impacted management’s compensation.

•	The above adjustments are not a concealment of unlawful transactions.

•	We currently do not believe our revenue recognition policy will have a material impact in future periods, but we will continue to monitor.

	unearned A	gross B	percent C	accrual adjustment at 11.17% D	annual adjustment E	charge-offs F	unearned at 19.53% G	reversal of interest income at 11.17% H	net pretax difference I
3/31/2006	89,466,809	414,872,914	21.56%	9,993,443	1,793,203	60,947,690	11,903,084	1,329,574	463,628
3/31/2005	73,413,069	351,496,149	20.89%	8,200,240	1,022,418	52,804,743	10,312,766	1,151,936	(129,518)
3/31/2004	64,259,818	310,130,665	20.72%	7,177,822	1,009,077	45,123,481	8,812,616	984,369	24,708
3/31/2003	55,226,001	266,752,662	20.70%	6,168,744

Assumptions

A	This represents our actual unearned interest balance for the fiscal years 2006, 2005, 2004, and 2003.

B	This represents our gross loans outstanding balance for the period presented.

C	This represents the percentage of unearned interest balance to gross loans outstanding. This demonstrates that our unearned balance to gross loans outstanding has remained relatively consistent between the past few years.

D	This represents how much lower our unearned balance would be under the interest method. Using loan balances as of January 31, 2006, the Company calculated the unearned interest and deferred fees balance using the interest method, which resulted in an 11. 17% lower balance than under our existing policies. Since the percentage of the unearned to gross loan balances has been relatively consistent, we applied this percentage over unearned balances for the last three years.

E	This represents the incremental interest income recorded on our outstanding loan balances as of March 31, 2006, under the interest method versus our existing methodology. It is computed as the difference between the current year and prior year accrual adjustment (Column D).

F	This represents actual gross charge-offs for the fiscal years ended March 31st for the periods presented.

G	This represents gross charge-offs net of the related unearned balances for the fiscal years ended March 31st. We have used a 19.53% ratio of unearned to gross loans to estimate the unearned portion of gross charge-offs. This percentage was calculated using balances for the 10 month period ended January 31, 2006. We do not feel it is unreasonable to apply this percentage for the years presented.

H	This represents the estimated interest income on non-accrual loans. As a non-accrual loan, the previously recorded accrued interest would be reversed. We are making the assumption that under the interest method, in which interest is recognized on an accrual basis versus our current policy of recognition only upon collection, we would reverse a portion of the income because of the uncollectibility of the loan under more aggressive recognition policy. For purposes of this analysis, we have made the assumption that there would be a corresponding 11.17% reversal of interest income under the interest method.

I	This represents the net of the interest income recorded under the interest method (column E) offset by the corresponding increase in the provision for loan losses (column H).

VALUATION OF EXISTING

CUSTOMER RELATIONSHIPS OF

WORLD ACCEPTANCE CORPORATION

As of

JANUARY 31, 2006

Presented by

Richard D. Hitt

Managing Director

John Ciancanelli

Director

Navigant Capital Advisors, LLC

Member NASD, SIPC

175 W. Jackson Boulevard

Suite 500

Chicago, IL 60604

312-583-5700

www.navigantcapitaladvisors.com

Richard Hitt Managing Director Navigant Capital Advisors, LLC Member NASD, SIPC

April 7, 2006	rhitt@navigantcapitaladvisors.com 312-583-2621 direct

PRIVATE AND CONFIDENTIAL

Mr. Sandy McLean

Chief Executive Officer

World Acceptance Corporation

Post Office Box 6429

Greenville, SC 29606

Dear Mr. McLean:

In accordance with your request, Navigant Capital Advisors, LLC (“NCA”), the corporate finance unit of Navigant Consulting (“Navigant Consulting” or “NCI”), has performed a study to determine the fair value of the customer relationship intangibles (“Subject Asset”) related to World Acceptance Corporation (“World Acceptance” or the “Client” or the “Company”). The purpose of our analysis is to provide an indication of the fair value of the Subject Asset as of January 31, 2006 (the “Valuation Date”). It is our understanding that this analysis will be used by the Company as a basis for estimating the allocation and life of the customer relationship intangibles in future acquisitions. The valuation was performed for financial reporting purposes only. This report describes the background, analytical approach and findings of our analysis as well as the limiting conditions and assumptions that apply.

VALUATION RESULTS

Based on the valuation methods described in this report, we have determined the following fair value of the Subject Asset as of the Valuation Date:

Subject Asset	Fair Value ($000)	Remaining Useful Life (years)
Customer Relationship Intangible	106,000	10

Allocation of Value	Fair Value ($000)
World Acceptance Market Capitalization at January 31, 2006	519,070

World Acceptance Tangible Book Value at January 31, 2006	(174,699)

Implied Goodwill & Intangible Asset Value	344,371

Fair Value of Customer Relationships	106,000

Fair Value of Customer Relationships as a Percentage of Intangible Asset Value	31%

175 West Jackson | Suite 500 | Chicago, Illinois 60604 | 312.583.5700 main | 312.583.5701 fax

Mr. Sandy McLean

April 7, 2006

We are pleased to provide this valuation service to World Acceptance. Should you have any questions, please do not hesitate to call either me at 312-583-2621 or John Ciancanelli at 312-583-2615.

Very truly yours, Navigant Capital Advisors, LLC

Richard D. Hitt, Jr. Managing Director

VALUATION SERVICES PRACTICE Valuation Under SFAS 141

APRIL 7, 2006

i

VALUATION SERVICES PRACTICE Valuation Under SFAS 141

BACKGROUND

World Acceptance Corporation

World Acceptance Corporation (“World Acceptance”), founded in 1962, is one of the largest small-loan consumer finance companies in the United States. It offers short-term loans, medium-term larger loans, related credit insurance products and ancillary products and services to individuals who have limited access to other sources of consumer credit from banks, savings and loans, other consumer finance businesses and credit card lenders. It also offers tax preparation services and refund anticipation loans (through a third party bank), to its customer base and to other parties. As of December 2005, World Acceptance had 617 branches in the U.S. and two in Mexico. The US branches are in the states of South Carolina, Georgia, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, New Mexico, Kentucky and Alabama.

World Acceptance emphasizes quality customer service and the building of strong personal relationships with its customers. As a result, a substantial portion of the Company’s business is repeat business from the renewal of loans to existing customers and the origination of new loans to former customers. During the first nine months of fiscal 2006, the Company loaned $954.3 million in the aggregate in 1,147,256 transactions. At the end of that period, World Acceptance had 562,185 active customers. The Company’s loans generally are under $3,000 and have maturities of less than 24 months. World Acceptance’s average loan in the first nine months of fiscal year 2006 was $832 and the average maturity was approximately 9 months.

The Company also markets computer software and related services to finance companies through its ParaData Financial Systems subsidiary. The ParaData system is currently in use in over 1,100 consumer loan offices, including the Company s branch offices, and ParaData s over 125 customers.

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VALUATION SERVICES PRACTICE Valuation Under SFAS 141

ENGAGEMENT PURPOSE & SCOPE

Navigant Capital Advisors has completed a valuation analysis with respect to determining the fair value of the customer relationship intangibles of World Acceptance as of the Valuation Date, as well as an estimation of the amortizable lives of the customer relationship intangibles. It is our understanding that the purpose of this analysis is to ascertain the appropriate allocation of the purchase price and amortization of customer relationship intangibles for the expected acquisition of similar consumer finance businesses under current economic conditions. Our analysis is to be used exclusively for the purpose stated herein. Neither this report nor its contents may be used for any other purposes or distributed to third parties without the prior written consent of NCA.

Fair Value Definition

We define Fair Value as:

“The amount for which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.”

Scope of Analysis

In conducting this fair value study, our investigation and analysis included, but was not necessarily limited to, the following steps:

•	Independent research from various public sources concerning the current economic conditions and outlook as of the Valuation Date;

•	Independent research from various public sources concerning the conditions in, and the economic outlook for, the consumer finance industry;

•	Analysis of audited and unaudited historical and forecasted financial statements and other financial and operational data concerning World Acceptance;

•	Detailed discussions with World Acceptance management concerning the Company’s financial and operating history and future;

•	Review of World Acceptance’s data regarding the existing Customer Relationship Intangible;

•	Analysis of other facts and data considered pertinent to this valuation to arrive at our conclusion of Fair Value of the Subject Asset; and

•	Analysis and estimation of the Fair Value of the Subject Asset.

As discussed further in this report, our analysis has been developed in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

APRIL 7, 2006

VALUATION SERVICES PRACTICE Valuation Under SFAS 141

VALUATION METHODOLOGY

Valuation Theory

The analyses performed will assist Management with its appropriate allocation of the purchase price and amortization of the Subject Asset of similar consumer finance businesses under current economic conditions. The following sections provide an overview of the generally accepted valuation approaches we considered, as well as a discussion concerning the fair value of the Subject Asset.

In order to estimate the fair value of the Subject Asset, we considered the three traditional approaches employed in the valuation of an asset: the Income Approach, Market Approach and Cost Approach. We have valued the assets by applying these approaches as deemed most appropriate given the nature of each asset and the specific facts and circumstances. They have been applied under the premise of value to a prudent investor contemplating retention and use of the assets in an ongoing business. The following sections contain an overview of the theoretical basis of each approach, as well as a discussion of the specific methodologies relevant to the analyses performed.

Income Approach

The Income Approach is the principal approach utilized in the valuation of intangible assets where there is a calculable earnings stream. The income approach can take many forms, depending on the unique characteristics of the asset. The variations include:

•	Relief-from-Royalty

•	Excess Earnings/Excess Rate of Return

•	Avoided Loss of Income

•	Discounted Net Cash Flow

These income approach variations are briefly described below.

Relief from Royalty Method: This method is based on the theory that the intangible asset owner would be willing to pay a reasonable royalty to use the intangible asset assuming that the intangible asset was not owned. This method, which is most often used in the valuation of patents or trademarks, merges the market comparable method and income method because it considers the market royalty rate at which comparable intangibles are licensed. Under this method, data is obtained regarding actual royalty payments made for similar intangible assets. After the appropriate royalty rate is determined, the reasonable royalty savings is then discounted to its present value over the remaining technological, economic, or legal life of the intangible asset.

Excess Income or Excess Rate of Return Method: The excess income or excess rate of return valuation methodology is based upon the profit differential between proprietary and nonproprietary products. In implementing this method, the appraiser compares the subject branded or proprietary product with an unbranded or nonproprietary product to establish a profit margin differential. Once established, this profit margin differential represents the increase in income from owning this unique asset. This excess

APRIL 7, 2006

VALUATION SERVICES PRACTICE Valuation Under SFAS 141

income stream is then discounted over the remaining useful life of the intangible asset at the appropriate risk-adjusted cost of capital to determine fair value.

Avoided Loss of Income Method: This method attempts to quantify the scenario whereby the owner loses the right to the intangible asset. That is, if the owner of the intangible asset did not have the right, what would his or her loss of income be?

This method attempts to compute the net value to the firm having the intangible asset. Under this variation, the appraiser computes the value of the business enterprise with the intangible asset and the value of the business enterprise without the intangible asset. The difference between the two business enterprise valuations (with and without the intangible asset) represents the value of the subject intangible asset. This method is typically employed when valuing covenants not to compete and non-competition agreements.

Discounted Net Cash Flow (“DCF”) Method: The discounted net cash flow method values the intangible asset or intellectual property as the present value of the after-tax cash flow attributed to the intangible asset. To arrive at the after-tax net cash flow, the revenue stream for the intangible asset is projected over the remaining useful life of the asset. Next, the costs associated with supporting the intangible asset must be subtracted.

These costs must include a return on and a return of the other assets, both tangible and intangible, supporting this income generation. This pretax income stream is then tax affected at the firm’s marginal federal and state tax rate. The after-tax income is then discounted to its present value over the remaining life of the intangible asset at the appropriate risk-adjusted cost of capital to arrive at a value. This method is appropriate when the intangible asset being valued represents the principal income-generating asset of a business enterprise.

To bring royalty savings or other cash flows to their present value requires the determination of an appropriate rate of return. In the Income Approach, the cash flows from the royalty savings or revenues that the intangible asset will generate are estimated and then discounted to their present value equivalent using a rate of return which accounts for the relative risk of realizing cash flows and the time value of money.

Determining the rate of return requires consideration that the rate of return required by an investor is related to the perceived risk of the investment. An investor will compare investment alternatives and select those, which provide the highest return on investment in light of perceived risk levels.

Market Approach

The Market Approach is a valuation technique that estimates fair value based on market prices in actual transactions and on asking prices for assets currently available for sale. The valuation process is a comparison and correlation between the subject asset and other similar assets. Considerations such as time and condition of sale, and terms of agreements are analyzed for comparable assets and are adjusted to indicate a current value of the subject asset.

APRIL 7, 2006

VALUATION SERVICES PRACTICE Valuation Under SFAS 141

Cost Approach

A third approach to value is the Cost Approach. This valuation technique uses the concept of replacement cost as an indicator of fair value. The premise of the Cost Approach is that, if it were possible to replace the asset, a prudent investor would pay no more for an asset than the amount for which the asset could be replaced. The Cost Approach establishes value based on the cost of reproducing or replacing the property, less depreciation from physical deterioration and functional obsolescence, if present and measurable.

Valuation Approaches Applied

In our study, we determined the fair value of the Subject Asset using the Income Approach. Under the Income Approach, we performed a Discounted Cash Flow Analysis to discount the expected stream of future cash flows using projections. We believe that the Income Approach is appropriate because it represents the expectations of the cash generating capabilities of the Subject Asset discounted to its present value. The Market Approach was not utilized due to limited information on market transactions for the Subject Asset. We considered but did not use the Cost Approach, as it does not adequately capture the intangible value associated with the customer relationships of World Acceptance.

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VALUATION SERVICES PRACTICE Valuation Under SFAS 141

SUMMARY OF ECONOMIC CONDITIONS AND OUTLOOK1

In addition to competitive market conditions, when valuing a business or its assets, it is important to consider the condition of, and outlook for, the economy or economies of the particular geographic regions in which the enterprise operates or sells its products and services. The performance of a business is affected to varying degrees by the overall trends in the economic environment in which the business operates. The value of a business or its assets cannot be determined in isolation of these factors and, as such, a review of economic conditions and outlook is required.

General Economic Conditions

The U.S. economy, hampered by rising interest rates and surging energy prices, grew at a its slowest pace in three years during the fourth quarter of 2005. Although the fourth-quarter figure was much lower than expected, the gross domestic product (GDP), which is the broadest measure of the economy s health, still grew for the 17th consecutive quarter. While the Fed is still expected to increase interest rates at the beginning of 2006, inflationary pressures in the fourth quarter of 2005 remained moderate.

Gross Domestic Product

The U.S. Department of Commerce reported that the nation s economy increased at an annual rate of 1.1 percent in the fourth quarter of 2005, as indicated by the GDP, and marked the slowest pace since the last quarter in 2002. This is down from the 4.1 percent rate that was posted in the third quarter of this year, as can be seen in Exhibit 1. The fourth-quarter GDP marked the end of the streak of eight straight quarters of GDP growth between 3 and 4.5 percent, which was the longest streak of such consistent growth since World War II. In 2005, the economy grew by 3.5 percent, compared to an increase of 4.2 percent in 2004 and 2.7 percent in 2003. The deceleration in fourth- quarter GDP growth was largely contributed to the slowdown in consumer and defense spending, business investment, housing construction, and the widening trade deficit.

Consumer Spending

Consumer spending, which accounts for two-thirds of all economic activity in the United States, increased by 1.1 percent during the fourth quarter of 2005. This compares with a 4.1 percent increase in the previous quarter and a 3.4 percent gain in the second quarter of this year. The fourth quarter figure was the lowest growth rate since a 0.5 percent increase in the first quarter of 2001. In 2005, consumer spending rose by 3.6 percent, compared with a 3.9 percent increase in 2004 and a 2.9 percent increase in 2003. Consumer expenditures only increased the fourth-quarter GDP by 0.79 percentage points. This compares with a GDP increase of 2.85 percentage points in the previous quarter and a 2.35 percentage point increase in the second quarter of 2005.

[1]	Source: Economic Outlook UpdateTM 4Q 2005 published by Business Valuation Resources, LLC, © 2006.

APRIL 7, 2006

VALUATION SERVICES PRACTICE Valuation Under SFAS 141

Government Spending

During the fourth quarter of 2005, government spending decreased at a rate of 2.4 percent, compared with an increase of 2.9 percent during the previous quarter and a 2.5 percent increase in the second quarter of this year. The fourth quarter figure was the first decrease in government spending since a 0.3 percent decline in the first quarter of 2003. In 2005, government spending increased by 1.7 percent, which is down from a 2.2 percent increase in 2004 and a 2.8 percent increase in 2003. During the fourth quarter, federal government spending decreased by 7.0 percent, compared with a 7.4 percent increase in the previous quarter. National defense spending declined by 13.1 percent during the fourth quarter, following a large increase of 10.0 percent in the previous quarter and a 3.7 percent gain in the second quarter of this year. In 2005, national defense spending rose by 2.3 percent, which is down from a 7.0 percent increase in 2004 and an 8.8 percent increase in 2003. State and local government spending increased by 0.4 percent in the fourth quarter of 2005, which was up slightly from the 0.2 percent increase in the previous quarter.

Business Investments

Business investments continued to grow during the fourth quarter of 2005, but at its slowest pace since the first quarter of 2003. Business spending, or nonresidential fixed investment, increased at a rate of 2.8 percent during the fourth quarter after rising by 8.5 percent in the previous quarter and by 8.8 percent in the second quarter of this year. In 2005, business spending rose by 8.5 percent, compared to an increase of 9.4 percent in 2004 and a 1.3 percent increase in 2003. Business expenditures on equipment and software increased by 3.5 percent during the fourth quarter, which follows a 10.6 percent rise in the previous quarter and a 10.9 percent increase in the second quarter of 2005. Business spending on structures increased slightly by 0.7 percent in the fourth quarter, compared to a 2.2 percent increase in the third quarter and a 2.7 percent rise in the second quarter of this year.

Business Inventories

During the fourth quarter of 2005, companies increased inventories after two straight quarters of decreases. The rise in private business inventories increased the fourth-quarter GDP by 1.45 percentage points after decreasing the previous quarter’s GDP by 0.43 percentage points. Businesses increased their inventories of unsold goods at a rate of $25.7 billion in the fourth quarter, following decreases of $13.3 billion in the previous quarter and $1.7 billion in the second quarter of this year. The third quarter inventory drop was the largest since the fourth quarter of 2001 when they fell at an $86.7 billion rate.

Trade Deficit

For the ninth time in the last 10 quarters, the trade deficit provided a negative contribution to the GDP. Exports, which grew for the tenth straight quarter, rose by 2.4 percent in the fourth quarter, following an increase of 2.5 percent in the previous quarter and a 10.7 percent increase in the second quarter of 2005. The fourth quarter increase in exports is the slowest since a 2.1 percent decline in the second quarter of 2003. In 2005, exports rose by 6.7 percent, compared with an 8.4 percent increase in 2004 and a 1.8 percent increase in 2003. The U.S. dollar’s weakness in recent years has helped boost exports, making U.S. goods cheaper overseas. Foreign imports jumped by 9.1 percent during the fourth quarter of 2005

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after an increase of 2.4 percent in the previous quarter. In 2005, imports increased by 6.2 percent, compared with a 10.7 percent rise in 2004 and a 4.6 percent increase in 2003.

During the fourth quarter of 2005, the trade deficit increased from last quarter s annualized rate of $730.4 billion in real terms to $784.1 billion. The trade deficit decreased the fourth-quarter GDP by 1.18 percentage points after only decreasing the previous quarter s GDP by 0.12 percentage points.

Consumer Prices and Inflation Rates

Despite rising gasoline prices, inflationary pressures remained in check during the fourth quarter of 2005. According to the U.S. Department of Commerce, the price index for gross domestic purchases, which measures prices paid by U.S. residents, increased by 3.3 percent in the fourth quarter. This compares with an increase of 4.2 percent in the previous quarter. Excluding food and energy prices, the price index for gross domestic purchases increased by 2.9 percent in the fourth quarter, compared with a 2.5 percent increase in the previous quarter.

The U.S. Department of Labor reported that the Producer Price Index for Finished Goods, which measures inflationary pressures before they reach consumers, increased by 0.9 percent in December 2005, following a 0.7 percent decline in November and a 0.7 percent rise in October. In 2005, the price for finished goods rose by 5.4 percent, compared with a 4.2 percent increase in 2004 and a 4.0 percent increase in 2003. The costs of intermediate goods rose slightly in December by 0.2 percent, compared to a decrease of 1.2 percent in November and an increase of 3.0 percent in October. The cost for intermediate goods rose by 8.4 percent in 2005, following a 9.2 percent increase in 2004 and a 3.9 percent increase in 2003. Finished goods prices other than food and energy rose by 0.1 percent in December, after increasing by 0.1 percent in November and decreasing by 0.3 percent in October. Finished consumer food prices increased by 0.9 percent in December, compared with an increase of 0.5 percent in November and a slight decrease of 0.1 percent in October.

The Department of Labor reported that the Consumer Price Index for All Urban Consumers (CPI-U) decreased by 0.4 percent in December 2005, but is 3.4 percent higher than its level one year earlier. While the Consumer Price Index for Urban Wage Earners and Clerical Workers (CPI-W) is 3.5 percent higher than one year ago, the index decreased by 0.5 percent in December.

Energy Prices

At the end of the fourth quarter of 2005, a barrel of light crude oil sold at $61.04 per barrel, while heating oil and unleaded gasoline closed at about $1.73 and $1.71 per gallon, respectively. At the end of the third quarter, a barrel of light crude oil traded at $66.24, while heating oil and unleaded gasoline traded at $2.07 and $2.14, respectively. A year ago, the prices were $43.45 for light crude oil, $1.23 for heating oil, and $1.09 for unleaded gasoline. Energy goods prices grew by 3.1 percent in December, following a 4.0 percent decrease in the previous month. Prices for crude oil dropped in December by 2.3 percent, following a decrease of 1.2 percent in November and an increase of 6.7 percent in October. Crude materials for further processing rose by 22.1 percent in 2005, compared to a 17.4 percent increase in 2004 and a 19.5 percent increase in 2003.

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Interest Rates

As feared by the markets and economists, the Federal Reserve Board (FRB) continued to raise its target for the federal funds rate by a quarter of a percent at each of its two meetings in the fourth quarter of 2005. The FRB started to raise the federal funds rate in June 2004, after it had been stable at 1.0 percent for a year before that. Since June 2004, the FRB raised its target short-term rate thirteen times — each time by a quarter of a percent — up to 4.25 percent at the end of the fourth quarter of 2005. The federal funds rate is the interest rate at which a commercial bank lends immediately available funds in balances at the Federal Reserve to another commercial bank.

The Federal Open Market Committee (FOMC) met twice during the fourth quarter — November 1 and December 13 — and at both meetings decided to raise the federal funds rate by a quarter percent to 4.0 percent and 4.25 percent, respectively. At both meetings, the FOMC noted that, although the core inflation has stayed relatively low in recent months and the long-term inflation expectations remain contained, the collective rise in energy – among other costs - has the potential to add to inflation pressures. The FOMC press release, dated November 1, stated, “The cumulative rise in energy and other costs has the potential to add to inflation pressures; however, core inflation has been relatively low in recent months and longer-term inflation expectations remain contained.”

The increases in the federal funds rate are expected to have an impact on other interest rates such as credit card rates, adjustable-rate mortgage rates and home equity lines of credit, as well as money-market account and certificate of deposit rates.

Also during the fourth quarter, the Board of Governors of the Federal Reserve System (FRB) voted twice to raise the discount rate by a quarter percent to 5.0 percent and then to 5.25 percent. The FRB started to raise the federal funds rate in June 2004, after it had been stable at 2.0 percent for a year before that. The discount rate is the interest rate a commercial bank is charged to borrow funds, typically for a short period, directly from a Federal Reserve Bank. The board of directors of each Reserve Bank establishes the discount rate every 14 days, subject to the approval of the Board of Governors.

Unemployment

During the fourth quarter of 2005, the unemployment rate remained steady. The unemployment rate was at 5.0 percent in the fourth quarter, remaining unchanged from the rate posted in the previous quarter. The number of unemployed persons was 7.455 million in the fourth quarter, compared with 7.503 million in the third quarter of 2005. During the fourth quarter, the construction, manufacturing, education and health services, and professional and business services sectors continued to add jobs, while retail trade employment was down slightly from the previous quarter.

During the fourth quarter of 2005, manufacturing employment increased by 10,000 jobs, with the majority of the job gains occurring in the component industries, including wood products and computer and electronic products. The construction industry continued to trend upward, adding 62,000 jobs over the quarter and 246,000 jobs in 2005. Employment in professional and business services continued to increase, adding 118,000 jobs during the fourth quarter. The government added 30,000 jobs in the fourth quarter, while the leisure and hospitality industry remained unchanged over the same time period. The education and health services sector added 59,000 jobs in the fourth quarter and expanded by 271,000 jobs

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in 2005. The retail trade industry, which was hampered by less-than-usual seasonal hiring by general merchandise stores, lost 40,000 jobs over the fourth quarter.

Average hourly earnings increased to $16.30 in the fourth quarter of 2005 from $16.17 in the previous quarter. Average weekly earnings also increased to $550.51 in the fourth quarter from $545.36 in the third quarter.

Consumer Spending and Confidence

Consumer spending, which accounts for two-thirds of overall economic growth, increased at a rate of 1.1 percent during the fourth quarter of 2005, down from a 4.1 percent increase in the previous quarter and a 3.4 percent gain in the second quarter of this year. The fourth quarter consumer spending rate is the slowest growth rate since a 0.5 percent increase in the first quarter of 2001.

Consumer spending on durable goods— items meant to last three or more years— dropped by 17.5 percent in the fourth quarter of 2005, mostly due to plunging automobile sales. This compares with a 9.3 percent increase in the previous quarter and a 7.9 percent rise in the second quarter. In 2005, consumer spending on durable goods rose by 4.4 percent, compared with a 6.0 percent increase in 2004 and a 6.6 percent increase in 2003. Spending on nondurable goods, such as clothing and food, increased by 5.1 percent in the fourth quarter of 2005. This compares to a 3.5 percent jump in the previous quarter and a 3.6 percent increase in the second quarter of this year. In 2005, consumer spending on nondurable goods jumped by 4.4 percent, compared with a 4.7 percent increase in 2004 and a 3.2 percent increase in 2003. Service expenditures increased by 3.2 percent in the fourth quarter, compared to a 3.3 percent increase in the previous quarter.

According to the U.S. Department of Commerce, retail and food service sales rose 0.6 percent in the fourth quarter of 2005, compared to a 1.6 percent increase in the previous quarter. During the fourth quarter, automobile sales decreased by 3.8 percent, after decreasing by 0.5 percent in the third quarter.

Consumer confidence, a barometer of consumer spending, surged to its highest levels since Hurricane Katrina decreased Americans’ expectations of the economy. The Conference Board, which surveys 5,000 households, reported that its Index of Consumer Confidence rose to 103.6 in December. This is up from a 98.3 reading in November and an 86.6 reading at the end of the third quarter of 2005. Conference Board numbers above 100.0 mean a growing economy. A figure between 80.0 and 100.0 suggests slow growth, whereas a reading below 80.0 indicates a recession.

The University of Michigan’s Index of Consumer Sentiment reported a reading of 91.5 in December 2005, which is a large increase from the 81.6 in November and 76.9 at the end of the third quarter of this year. The Michigan sentiment survey is based on telephone interviews with roughly 500 Americans across the country on personal finances, business conditions, and buying conditions.

Stock Market

After a first quarter that finished with small and moderate losses across major indexes, a second quarter that finished with small gains, and a third quarter that marked a slight rebound of the markets, the fourth quarter of 2005 ended as a slight improvement, with most indexes posting modest gains for the quarter. 2005 was the third year that brought gains, although modest, following three previous years of down markets. 2005 saw gains for the S&P 500, Wilshire 5000, and Russell 2000, and Nasdaq Composite, but

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saw a slight loss of 0.61 percent for the Dow Jones Industrial Average (DJIA). The fourth quarter of 2005 brought single-digit gains for all indices when compared to the third quarter. The best performing Dow Jones Industry Groups in 2005 were Oil & Gas, with a growth of 32.41 percent and Exploration & Production with a growth of 64.22 percent. The worst performing Industry Group in 2005 were Automobiles, seeing a loss of 38.97 percent.

Performance was similar across the market, with most major indexes posting slight losses in October followed by small gains November. December saw a mix of modest gains and small losses compared to November. Because of the losses in the first quarter —which for some of the indexes were the worst in the last couple of years — the small gains of the second, third, and fourth quarters were enough for some indexes to show slight gains for the year, such as the S&P 500, which was up 4.68 percent for the year and the Wilshire 5000, which was up 6.19 percent for the year. The AMEX Composite showed impressive results for the year of 2005 with a gain of 22.6 percent, while only gaining 1.4 percent from the third quarter. For other indexes – like the DJIA - the gains of the third and fourth quarter were not enough to result in a year-to-date gain. For the year of 2005, the DJIA was down 0.61 percent, while the Nasdaq was up a modest 1.37 percent. This alleviates the questions regarding whether 2005 will be the third up year or will finish with a loss for stock market investors.

In the first quarter, the factors negatively affecting the stock market were climbing interest rates and higher inflation, whereas the culprits in the second quarter of 2005 were again, increasing interest rates, worries about economic growth, and rising energy prices. In the third quarter, the headwinds facing the stock market were the high oil prices, the twin hurricanes, and the Federal Reserve’s determination to continue to raise interest rates. Investors and analysts alike regarded 2005 as a below-average year for equities, with many expecting below-average returns for 2006. According to The Wall Street Journal, “The mediocre returns on stocks have come as a surprise to investors. After all, the economy is booming, with economic growth and corporate-profit growth outpacing forecasts.” Analysts view the Federal Reserve as a wildcard that that could impact the future performance of the market. If the Fed would call a halt, or at least a pause, in its rate-increase campaign, analysts predict stocks would be positively impacted. What the Fed decides to do will be heavily dependant on inflation numbers. Some analysts predict inflation to increase, causing more Fed rate increases, which could lead to bad news for stocks.

The DJIA, an index of 30 “blue-chip” U.S. stocks, started the fourth quarter at 10,568.70 and finished it at 10,717.50, for a gain of 1.41 percent for the quarter. Despite the gain, the DJIA’s performance in the fourth quarter was less than its third quarter performance when it gained 2.86 percent. A year ago, the DJIA posted a 6.97 percent gain for the fourth quarter of 2004. As of December 31, 2005, the DJIA has lost 0.61 percent for the year compared with a gain of 3.15 percent for the year of 2004. As of the end of the fourth quarter, the DJIA has jumped 47.09 percent since its five-year low of 7,286.27 on October 9, 2002, but still is 8.58 percent off its five-year high of 11,723 on January 14, 2000.

The Nasdaq Composite Index, consisting mainly of high-tech stocks, started the fourth quarter at 2,141.07 and finished at 2,205.32, reflecting a gain of 3 percent for the quarter and a gain of 1.37 percent for the year to date. This was a deterioration from the third quarter when the index gained 4.09 percent. A year ago, the index was up 14.69 percent for the fourth quarter and up 8.59 percent for the year. The Nasdaq’s performance for the last twelve months — a gain of 1.37 percent — was inferior when compared to the twelve months prior when the index increased by 8.59 percent. As of the end of the fourth quarter, the

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Nasdaq has jumped 97.94 percent since its low of 1,114.11 on October 9, 2002, but is still 56.32 percent off its five-year high of 5,048.62 on March 10, 2000.

The S&P 500, consisting of a representative sample of 500 leading companies of the U.S. economy, and commonly viewed as a proxy for the market, started the fourth quarter at 1,218.02 and finished it at 1,268.66, for a gain of 4.16 percent for the quarter and a gain of 4.68 percent for the year. A year ago, the index was up 8.73 percent for the fourth quarter and up 8.99 percent for the year. The index performed better than the third quarter when it gained 2.24 percent and much better than the index’s second quarter performance when the index gained 0.91 percent. For the last twelve months ended December 2005, the S&P gained 4.68 percent. As of the end of the fourth quarter, the S&P 500 has gained 63.33 percent since its low of 776.8 on October 9, 2002, but is still 16.94 percent off its five- year high of 1,527.4 on March 23, 2000.

The Dow Jones Wilshire 5000 Index (previously known as Wilshire 5000), which consists of almost all publicly traded companies based in the United States, started the fourth quarter at 12,189.60 and closed it at 12,711.70 — posting a 4.28 percent gain for the quarter and a 6.19 percent gain for the year. The index performed better than in the third quarter when it saw gains of 2.63 percent. For the last twelve months ended December 2005, the index gained 6.19 percent, while for the twelve months ended December 2004 it gained 10.85 percent. A year ago – as of the end of December 2004 – the index posted gains of 9.87 percent for the fourth quarter.

The Russell 2000 Index, which consists of small stock issues, started the fourth quarter at 663.33 and closed it at 686.44, reflecting a quarterly gain of 3.48 percent and a gain of 5.35 percent for the year. This compares similarly to a gain of 3.7 percent for the third quarter of 2005. A year ago – as of the end of December 2004 – the index posted gains of 13.72 percent for the quarter and 17 percent for the year. For the last twelve months, the index is up 5.35 percent after a much more sizeable gain of 17 percent for the twelve months ended December 2004. On October 9, 2005, Russell 2000 marked its historic high of 690.57. Since then, the index lost 0.6 percent, but it is still 109.89 percent higher than its low of 327.04 on October 9, 2002.

The Wall Street Journal stated that, “Though U.S. corporate profits surged in 2005, share prices didn’t keep pace. In an attempt to correct that, companies have been giving more cash back to shareholders in the form of bigger dividends and stock buybacks. According to Standard and Poor’s, the companies that comprise the S&P 500-stock index spent more than $500 billion on share buybacks and dividends in 2005, an increase of more than 35% from 2004, which had been a record year.”

Bond Market

After a third quarter during which both long-term and short-term yields increased, the fourth quarter brought slightly higher yields. The Wall Street Journal reported that, “In 2005, bonds all but defied gravity. Though the Federal Reserve raised its short-term interest-rate target by two percentage points, 4.25% from 2.25%, and two of the world’s largest issuers of corporate debt, General Motors Corp. and Ford Motor co., had their credit ratings downgraded to ‘junk’ from investment grade, bond prices stayed high and yields low.” In 2005, the bond prices rose modestly across the maturity spectrum. An increase in yields signifies a decrease in the price of the bonds, which in turn may be explained by increased selling and supply. A decrease in yields signifies an increase in the price of the bonds.

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The 10-year Treasury bond finished the fourth quarter with a yield of 4.39 percent, slightly up from a yield of 4.34 percent at the end of the third quarter. The 10-year bond yield was 4.24 percent at the end of 2004 and 4.0 percent at the end of 2003. At the end of the fourth quarter of 2005, the 20-year bond was at 4.61 percent, compared with 4.62 percent at the end of the third quarter. The 20-year bond yield was 4.85 percent at the end of 2004. 2004 was the first year since 2000 that the yield on the 10-year Treasury increased for the year; it had previously declined from 6.0 percent at the end of 2000 to 4.0 percent at the end of 2003.

The five-year Treasury finished the fourth quarter at a yield of 4.35 percent, up from 4.18 percent at the end of the third quarter. The yield on the five-year note was 3.6 percent at the end of 2004 and 3.3 percent at the end of 2003. The 30-day T-bill was at 4.01 percent at the end of the fourth quarter, up from 3.15 percent at the end of the third quarter. The 30-day bill was at 1.89 percent at the end of 2004 and 0.9 percent at the end of 2003.

A calm market and largely stable prices meant skimpy returns for most bonds in 2005. Emerging markets was an exception to this, seeing returns of 12%. This is due to improving finances and ratings upgrades attracted big investment flows, which boosted returns.

Construction

According to the U.S. Department of Commerce, housing starts decreased 8.9 percent to 1.933 million units in December 2005, down from 2.121 million units in November. An estimated 2.064 million units were started in 2005, which is 5.6 percent above the 2004 figure of 1.956 million units. Construction of single-family homes decreased to an annual rate of 1.577 million units in December 2005, down 12.3 percent from a rate of 1.798 million units in the previous month.

Building permits, a better leading indicator of demand for new homes, decreased by 4.4 percent in December 2005 to an annual rate of 2.068 million units, down from 2.163 million units in the previous month. In 2005, an estimated 2.141 million housing units were authorized by building permits, which is 3.4 percent above the 2004 figure of 2.071 million.

During December 2005, overall spending on private construction increased by 1.1 percent to an annual rate of $904.3 billion. Spending on new construction increased 1.0 percent in the month of December to an annual rate of $1,160.6 billion, up from $1,149.3 billion in November. The value of construction spending in 2005 was $1,119.7 billion, which is 8.9 percent above the $1,027.7 billion spent in 2004. Spending on residential construction increased by 1.0 percent in December to an annual rate of $648.9 billion, while spending on nonresidential construction increased by 1.3 percent to an annual rate of $255.4 billion over the same month.

Manufacturing

According to the Federal Reserve, industrial production, which is the total output of factories and mines in the United States, increased by 0.6 percent in December 2005 after a 0.8 percent gain in November. During the fourth quarter of 2005, total industrial production increased at an annual rate of 3.8 percent, compared with an increase of 1.4 percent during the previous quarter. Manufacturing increased by 0.2 percent in December, but rose at an annual rate of 7.9 percent over the fourth quarter, compared with an increase of 2.0 percent in the third quarter of 2005. Capacity utilization, the percentage of production capacity manufacturers actually use, increased to 79.6 percent during the fourth quarter of 2005, up from

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a 78.5 percent rate during the third quarter. The current capacity utilization rate of 79.6 percent is 1.4 percentage points below its 1972-2004 average rate of 81.0 percent. In 2005, capacity utilization was at 78.8 percent compared to 77.1 percent in 2004.

New orders for goods made in U.S. factories increased in December 2005 by 1.1 percent to $415.1 billion, which follows a 3.3 percent increase in November. Up three consecutive months, new orders for durable goods — items intended to last for three years or more — increased 1.8 percent to $229.1 billion in December. New orders for nondurable goods, such as food and clothing, increased 0.3 percent to $186.0 billion in December.

The Institute for Supply Management reported that its monthly Manufacturing Index slumped to 54.2 in December, following a 56.6 reading in November 2005. Any reading above 50.0 suggests growth, whereas one below 50.0 shows contraction.

Economic Outlook

Hampered by rising interest rates and surging energy prices, the economy recorded its slowest growth in three years during the fourth quarter of 2005. Although the economy grew at a slower-than-predicted rate during the final quarter of 2005, economists in the financial press feel strong spending by businesses should bolster the nation’s economy in 2006, but a softening housing market is likely to slow the overall pace of growth in the coming year.

According to Consensus Economics, Inc., publisher of Consensus Forecasts - USA, the real GDP is expected to grow by 3.6 percent in the first quarter of 2006 and by 3.3 percent in the second quarter (percentage change from previous quarter, seasonally adjusted annual rates). For 2006 and 2007, the real GDP growth rate is expected to be 3.4 percent and 3.1 percent respectively (average percentage change on previous calendar year). In the long term, the real GDP is expected to grow by 3.2 percent for 2007-2015 (average percentage change over previous year).

According to the survey, consumer prices will increase 2.8 percent in 2006 and 2.3 percent in 2007. In the long term, Consensus Forecasts - USA also predicts consumer prices will grow by 2.4 percent for 2007-2015 (average percentage change over previous year). Producer prices are expected to increase 3.3 percent in 2006 and 1.5 percent in 2007.

Interest rates on three-month Treasury bills and 10-year Treasury bonds will rise over the next year, according to the forecasters of Consensus Forecasts - USA. According to the survey, three-month Treasury bills will rise from 4.5 percent at the end of April 2006 to 4.7 percent by the end of January 2007. The yield on 10-year Treasury notes is expected to climb to 4.9 percent by the end of April 2006 and to continue to increase to 5.1 percent by the end of January 2007. Both the three-month and the 10-year Treasury rates are expected to experience an upward trend over the next 10 years. According to the survey, the three-month Treasury rate will average 4.5 percent over 2007-2015. The 10-year Treasury bond yield is expected to average 5.4 percent for 2007-2010 and 5.5 percent for 2011-2015.

The forecasters polled by The Livingston Survey in December 2005 posted slightly more optimistic expectations about the level of the S&P 500 index in 2006 and 2007 than they did in June 2005 survey. The Livingston Survey, which reports the median value across the 42 forecasters on the survey’s panel, predicts that the S&P 500 index will rise steadily during the next two years. The December 8, 2005 survey estimates that the index will reach 1300.0 by June 30, 2006. The June 2005 survey estimated the index

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would only reach 1294.9 by June 30, 2006. The index is projected to rise to 1343.4 by December 29, 2006 and 1419.9 by the end of 2007. The growth rate in after-tax corporate profits is expected to be 5.2 percent in 2006 followed by 2.7 percent in 2007.

The semiannual White House economic forecast (December 1, 2005) predicted strong economic growth, healthy job creation, and contained inflation. The administration s new forecast calls for the economy to grow 3.4 percent in 2006, down from 3.5 percent in 2005 and consistent with the forecast issued in June 2005. The forecast, which predicted moderate inflation for the next six years, called for CPI inflation to remain at 2.4 percent during 2006 and beyond. The White House also predicted that the nation would add about 176,000 jobs a month in 2006 and that the unemployment rate would approximate 5.0 percent. The same source forecasts that the Federal Reserve will raise interest rates in 2006, but they will remain fairly steady during the next five years. Specifically, it forecasts that rates on three-month Treasury bills will jump from 3.2 percent in 2005 to 4.2 percent in 2006 and 2007, but will then remain at 4.3 percent from 2008 through 2011.

In the fourth quarter, the FOMC raised the federal funds rate from 3.75 to 4.0 percent in November and to 4.25 percent in December. The Committee noted that “Elevated energy prices and hurricane-related disruptions in economic activity have temporarily depressed output and employment. However, monetary policy accommodation, coupled with robust underlying growth in productivity, is providing ongoing support to economic activity that will likely be augmented by planned rebuilding in the hurricane-affected areas.”

Respecting plans for future interest rate actions, the policymakers estimated that further policy structuring is probably going to be needed to keep sustainable growth and price stability in balance. The Committee’s official comment was, “The Committee judges that some further measured policy firming is likely to be needed to keep the risks to the attainment of both sustainable economic growth and price stability roughly in balance. In any event, the Committee will respond to changes in economic prospects as needed to foster these objectives.”

Implications for the Company

While the domestic economy has showed signs of slowing down in the face of rising interest rates and increasing consumer prices, the economic outlook for the Company remains positive. The rising interest rate environment currently in effect may begin to have an impact on the broader consumer finance industry as customers may not be able to afford the higher cost of borrowing. However, rising interest rates will have a lesser impact on World Acceptance since it generally charges the highest interest rate allowed by state law. Accordingly, the rate World Acceptance charges its customers is capped and the Company has been operating at this cap over the last several years.

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INDUSTRY OUTLOOK FOR CONSUMER FINANCE2

When valuing a business or its assets, it is important to consider the condition of and outlook for the particular industry in which the enterprise operates. Depending upon the nature of the marketplace, industry conditions can significantly impact financial performance and, consequently, affect value. Following is a brief overview of the consumer finance industry.

Consumer finance companies primarily lend money to consumers. Most of these loans are small to midsize ($1,000 to $75,000). The main products include: home equity loans; auto, boat, or motor home loans; unsecured personal loans; and credit card loans. Some firms also offer limited consumer banking activities, including checking, savings, and money market accounts, as well as related financial products such as credit, life, disability, and specialty insurance products.

Consumer finance companies have been in a prolonged period of consolidation and globalization. During the past few years, improving economic and employment conditions combined with historically low interest rates have resulted in strong demand for consumer lending products and declining credit losses for the leading consumer finance companies.

The fundamental outlook for the specialized finance sub-industry is positive. The S&P Specialized Finance Index rose 27.1% year to date through December 2, versus a 5.3% gain in the S&P 1500. The group includes financial service companies that provide, among other services, consumer loans, equipment leasing, and investment capital for acquisitions and buyouts. Companies in the group are generally showing improved fundamentals, based on economic growth and declining loan losses. However, increased investor demand for large mezzanine and commercial real estate investments will result in increased price competition, putting pressure on fees and net portfolio yields. Significant increases in compensation expenses may further restrict earnings growth.

Specialized finance companies are expected to grow profits in 2006 despite a flattening yield curve. Financial service companies generally benefit from low interest rates, which tend to boost economic growth and demand for credit. Anticipated economic growth will provide benefits to most financial companies, due to an expected increase in loan demand, and to a decline in loan losses, reversing trends that have been in place since 2000. Further, the relatively low long-term interest rates and a stronger economy that we expect for 2006 should create an environment in which the industry can produce good profit growth.

Many financial companies are characterized by low returns on assets and on shareholders equity, due to competition, cyclical industry conditions, and relatively low barriers to entry. The market is currently valuing financial concerns at sub-market P/E multiples, due to high leverage and a potentially rising interest rate environment. However, generally improving credit quality, matched funding strategies, and

2.	Source: Standard & Poor’s Industry Surveys Financial Service: Diversified. June 30 2005 and Sub-Industry Review: Consumer Finance, January 2006.

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economies of scale should add to EPS growth in 2006 and 2007. Specialized finance companies tend to be well capitalized, with high returns and relatively high growth, in our view. The shares of such companies are generally afforded higher P/E multiples than those of their smaller peers, and are occasionally accorded P/E multiples in line with those of the S&P 500.

Implications for the Company

The overall outlook for the consumer finance industry continues to be positive with expectations of increasing earnings in the near term. Even with an increasing interest rate environment, the outlook bodes well for companies such as World Acceptance that have scale, infrastructure, capital, and strong customer relationships already in place.

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DISCOUNT RATE

Weighted Average Cost of Capital (WACC)

The magnitude of a discount rate is related to the perceived risk of the investment as well as current capital costs. The concept of risk involves an investment situation, which lies between complete certainty of monetary return (no risk), and complete uncertainty of monetary return (infinite risk). When an investor contemplates two investments, each having the same expected monetary return, an investor would prefer the investment bearing the least risk. Therefore, the higher the risk, the higher the expected return.

The discount rate applied to the intangible asset cash flows was computed based on a WACC. A WACC measures the costs of debt and equity weighted by the percentage of debt and percentage of equity in a company s estimated target capital structure. Arithmetically, the formula for calculating an after-tax WACC estimate is:

WACC	=	[	D	(KD(1 — t)) +	E	(KE)	]
			V		V

where:

KD	=	Cost of debt

KE	=	Cost of equity

D	=	Estimated market value of debt

E	=	Estimated market value of equity

V	=	Value of total invested capital (debt plus equity)

t	=	Assumed tax rate

Our determination of the WACC for World Acceptance is calculated on an all-equity basis.

Cost of Equity:

The Capital Asset Pricing Model (“CAPM”)3 was utilized to estimate the return required by equity investors given the company s risk profile. The model is deployed arithmetically by the following equation:

ke = rf + (ß x rpm) + Sp + Rc

where:

ke	= Cost of equity financing

[3]	W.F. Sharpe, “Capital Asset Prices: A Theory of Market Equilibrium under Conditions of Risk,” Journal of Finance, 19:425- 442 (September 1964); J. Linter, “The Valuation of Risk Assets and the Selection of Risky Investments in Stock Portfolios and Capital Budgets,” Review of Economics and Statistics, 47:13-37 (February 1965).

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VALUATION SERVICES PRACTICE Valuation Under SFAS 141

Rf	=	Risk-free rate of return: A risk-free rate of return is generally measured by the rate of return on U.S. Treasury securities. The yield on the 20-year U.S. Treasury security as of January 31, 2006 was 4.74 percent. [Source: Federal Reserve Statistical Release]

ß	=	Beta: Beta is a measure of systematic risk, which represents the covariance of the rate of return on the subject company with the rate of return on the market. A beta coefficient of 1.00 implies that a company s return varies directly with the overall market. The median equity beta coefficient of 0.84 based on the most similar publicly traded comparable companies was utilized in our CAPM calculation for the Company.

rpm	=	Market equity risk premium: The market equity risk premium measures differences in the return on equity securities, as represented by the excess return on stocks over the return on Treasury securities, over a historical moving average period. Since equity securities are considered riskier than Treasury securities, investors require a greater return from equities than from Treasuries. Equity investors have historically required an average premium of approximately 7.17 percent above the yield of U.S. Treasury securities, over the most recently studied period.[4]

Sp	=	The small company stock premium (Rs) is the average premium in excess of the cost of equity derived from the CAPM that the overall market investor requires to invest in a business with low market capitalization. Based on our analysis, World Acceptance was categorized in the ninth decile; therefore, we applied 2.86 percent small stock premium[4].

Rc	=	Company Specific Risk Premium: This premium represents the additional risk specific to an investment in a specific company. We have not added a company specific risk premium in our calculation of the cost of equity of World Acceptance.

Based on the variables presented above, the rate of return on equity capital is calculated as follows:

Ke	=	4.74%+ 0.84 * (7.17%) + 2.86%
	=	13.5% (rounded)

Conclusion

Based on the forgoing calculations, we estimate the WACC as follows:

WACC	=	100% * (13.5%)
	=	13.5% (rounded)

[4]	Source: Ibbotson Associates, Stocks, Bonds, Bills, and Inflation 2005 Yearbook, Market Results for 1926-2004, Chicago, Illinois, 2005.

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VALUATION SERVICES PRACTICE Valuation Under SFAS 141

Therefore, an investor with an investment in World Acceptance’s business would expect a required rate of return of approximately 13.5 percent. Please refer to Exhibit IV for more details about the WACC derivation.

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VALUATION SERVICES PRACTICE Valuation Under SFAS 141

VALUATION ANALYSIS OF CUSTOMER RELATIONSHIP INTANGIBLES

World Acceptance’s customer relationships are comprised of relationships between World Acceptance and its existing customers (present and previous borrowers). Because only a portion of the total loan volume will be generated through renewal of outstanding loans and the origination of new loans to previous customers, the volume of its relationship with its existing customers is expected to gradually diminish over time. Since these relationships were present as of the Valuation Date, they represent a potentially valuable intangible asset. This asset would fall under the Customer Related category as defined by SFAS 141.

To value the customer relationship intangibles, NCA utilized the Income Approach. The fair value of the customer relationship intangible is the excess of the future cash inflows (i.e., revenue) over the related cash outflows (i.e., customer servicing expenses) generated over the useful life of the customer base (after the deduction of capital charges for other contributory assets). These cash flows are discounted to present value using an appropriate risk-adjusted discount rate.

Life of the Customer Base

The customer account base is comprised of individual accounts that can gradually diminish over time because only a portion of the total loan volume will be generated through renewal of outstanding loans and the origination of new loans to previous customers. The asset arising from the customer account has a finite useful life that is a function of the life of the customer and the related net cash flows over that life.

Runoff was estimated based upon our discussions with management and an analysis of historical attrition information. We analyzed actual attrition patters of World Acceptance customers over a five year period (fiscal years 2001-2005) that were adjusted for the acquisition of new customers through internal sales efforts and the acquisition of offices from competitors. Observed historical attrition indicates a reasonably consistent attrition rate for existing customers of approximately 10 percent per year, which implies an average remaining useful life for the existing customer base of approximately ten years.

The attrition rate and remaining useful life appear to be reasonable based on management’s approach to developing customer relationships. Management indicated that its desire is to acquire and develop a long term relationship with a customer whereby the Company provides the customer with liquidity on a recurring basis as often as possible, assuming successful repayment of any outstanding loans. Management indicated that it views its returning customers as having much lower risk than new customers since the returning customer has a successful payment history with the Company, which results in a reduced likelihood of a charge-off on the loan.

Accordingly, an estimated annual attrition rate of 10 percent was applied in our analysis to the existing revenue base to project the future runoff, as of the Valuation Date. We used a decay curve that is representative of the expected customer runoff. This decay curve has a tail that indicates that the existing

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customer base will continue to provide value to the Company for approximately 20 years at a constantly diminishing rate.

Revenue

The revenue from existing customers was estimated to remain flat after 2006 on the assumption that interest rates that the Company charges its customers are capped and the borrowing capacity of the existing customer base will not increase substantially. This revenue base was then projected annually based on an analysis of historic attrition rates and our discussions with Management. Our valuation assumed an annual attrition rate of approximately 10 percent for World Acceptance’s customer base, as discussed above.

Total Expenses

NCA held discussions with World Acceptance management, reviewed the projection for, and the historical performance of World Acceptance. Based on this analysis, NCA assumed an overall expense ratio of approximately 72.5 percent, which remains constant throughout the projection period.

Addback of Charge-offs

Costs to service the customer accounts should not include charge-offs that were not associated with existing customers. Based on our analysis of the historical performance of World Acceptance, we assumed an addback of charge-offs, calculated as a percentage of revenues, to be 3.5 percent.

Contributory Capital Charges

Along with tangible assets, certain other assets contribute to the generation of after tax income. Based upon discussions with management, three other categories of assets were identified as providing support to the customer relationship income generation: existing equity investment used to generate loans, trained and assembled workforce, and fixed assets. The contributory capital charge, calculated as a percentage of revenues, was determined to be 10.7 percent (as indicated in Exhibit III).

Tax Benefit of Amortization

The value of potential tax savings due to amortization of intangible assets is included in the value of the customer relationship intangibles5. The value of the tax benefit was calculated using the following formula:

Tax benefits = Present value of After-tax cash flows x [(L/ (L – (P x t)) 1]
Where:
L = Amortization Period

[5]	This treatment is implicit in SFAS 109 which establishes that a liability should be recognized for the deferred tax consequences of differences between the assigned value and the tax basis of an asset when accounting for business combinations using the purchase method (paragraphs 30, 127-130, 259-261). Paragraph 129 of the Statement is explicit in overturning paragraph 89 of APB 16, which had supported the practice of reducing the value of an asset to reflect the absence of full tax benefits. This treatment has been reinforced by the language of SFAS 141 paragraph 36 which states that “the tax basis of an asset or liability shall not be a factor in determining its fair value.” The issue is described in detail in the AICPA’s IPR&D Practice Aid in paragraphs 5.3.97 through 5.3.108.

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P = Present value of $1 payments over the period

T = Tax Rate

The value of the tax shield was then added to the present value of the cash flows to arrive at an indicated value of the customer relationship intangible. See Exhibit V for calculation details.

Calculation of Value and Useful Life

The benefit of the customer account base is equal to the present value of the total cash inflows less total cash outflows over the remaining useful life of the account base. Because of the gradual nature of attrition, the benefit of the customer account base will be realized well into the future; however, with the effect of the present value factor, most of the benefit is obtained in the earlier years. These cash flows were discounted using a risk-adjusted discount rate of 13.5 percent over the next 20 years. Then the tax benefit of amortization was added to the present value of the cash flow to arrive at an indicated value of the customer relationship intangibles. Based on the attrition rate of approximately 10 percent, we estimated the average remaining useful life of the customer relationship intangible to be 10 years.

Findings

Employing the analytical techniques and approach described above, we calculated the fair value of the customer relationships as of the Valuation Date to be $106 million with an average remaining useful life of 10 years. The details of this calculated fair value is presented in Exhibit II.

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VALUATION SERVICES PRACTICE Valuation Under SFAS 141

SUMMARY OF FINDINGS

Based on the results of our analysis, the fair value of the Subject Asset is as follows:

Subject Asset	Fair Value ($000)	Remaining Useful Life (years)
Customer Relationship Intangible	106,000	10

Allocation of Value	Fair Value ($000)
World Acceptance Market Capitalization at January 31, 2006	519,070
World Acceptance Tangible Book Value at January 31, 2006	(174,699)

Implied Goodwill & Intangible Asset Value	344,371
Fair Value of Customer Relationships	106,000
Fair Value of Customer Relationships as a Percentage of Intangible Asset Value	31%

Details of our calculations can be found in the Exhibits section of this report.

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LIMITING ASSUMPTIONS

1.	Report Distribution – This report has been prepared solely for the purpose stated and should not be used for any other purpose. Except as specifically stated in the report, neither our report nor its contents are to be referred to or quoted, in whole or in part, in any registration statement, prospectus, public filing, loan agreement, or other agreement or document without our prior written approval. In addition, except as set forth in the report, our analysis and report presentation are not intended for general circulation or publication, nor are they to be reproduced or distributed to other third parties without our prior written consent.

2.	Scope of Analysis – The appraisal of any financial instrument or business is a matter of informed judgment. The accompanying appraisal has been prepared on the basis of information and assumptions set forth in the attached report, associated appendices, or underlying work papers, and these Limiting Conditions and Assumptions.

3.	Nature of Opinion – Neither our opinion nor our report are to be construed as a fairness opinion as to the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation, but, instead, are the expression of our determination of the fair value of the Acquired Assets between a hypothetical willing buyer and a hypothetical willing seller in an assumed transaction on an assumed valuation date. For various reasons, the price at which the Acquired Assets might be sold in a specific transaction between specific parties on a specific date might be significantly different from the fair value as expressed in our report.

4.	Going Concern Assumption, No Undisclosed Contingencies – Our analysis: (i) assumes that as of the Valuation Date the Company and its assets will continue to operate as configured as a going concern; (ii) is based on the past and present financial condition of the Company and its assets as of the Valuation Date; and (iii) assumes that the Company had no undisclosed real or contingent assets or liabilities, no unusual obligations or substantial commitments, other than in the ordinary course of business, nor had any litigation pending or threatened that would have a material effect on our analyses.

5.	Lack of Verification of Information Provided – We have relied on information supplied by the Company without audit or verification. We have assumed that all information furnished is complete, accurate and reflects management’s good faith efforts to describe the status and prospects of the Company at the Valuation Date from an operating and a financial point of view. As part of this engagement, we have relied upon publicly available data from recognized sources of financial information which have not been verified in all cases.

6.

Reliance on Forecasted Data – Any use of management’s projections or forecasts in our analysis does not constitute an examination or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. Further, there will usually be differences between

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VALUATION SERVICES PRACTICE Valuation Under SFAS 141

prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material.

7.	Subsequent Events – The terms of our engagement are such that we have no obligation to update this report or to revise the valuation because of events and transactions occurring subsequent to the Valuation Date.

8.	Legal Matters – We assume no responsibility for legal matters including interpretations of either the law or contracts. We have made no investigation of legal title and have assumed that owner(s) claim(s) to property are valid. We have given no consideration to liens or encumbrances except as specifically stated. We assumed that all required licenses, permits, etc. are in full force and effect. We assume no responsibility for the acceptability of the valuation approaches used in our report as legal evidence in any particular court or jurisdiction. The suitability of our report and opinion for any legal forum is a matter for the client and the client’s legal advisor to determine.

9.	USPAP – Unless otherwise described in our opinion, it is understood that this engagement is not required to be conducted pursuant to the Uniform Standards of Professional Appraisal Practice.

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EXHIBITS

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World Acceptance Corporation	Exhibit I
Customer Relationship Intangible
Summary
Valuation Date: January 31, 2006
Dollars in Thousands

Intangible Assets	Reference	Fair Value	Estimated Useful Life (Years)
Customer Relationships	Exhibit II	106,000	10

Allocation

World Acceptance Market Cap @ 01/31/2006:		519,073

World Acceptance Tangible Book Value @ 12/31/2005:		174,699

Implied Goodwill & Intangible Asset Value:		344,374

Fair Value of Customer Relationships:		106,000

Fair Value of Customer Relationships as a % of Intangible Asset Value:		31%

World Acceptance Corporation	Exhibit II
Customer Relationship Intangible
Income Approach
Valuation Date: January 31, 2006
Dollars in Millions

		Projected Fiscal Year Ending March 31,
		2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Total Revenue (1)
		234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2	234.2
Growth Rate			0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Retention Factor (2)		99.2%	93.6%	84.6%	76.6%	69.3%	62.7%	56.7%	51.3%	46.5%	42.0%	38.0%	34.4%	31.1%	28.2%	25.5%	23.1%	20.9%	18.9%	17.1%	15.5%
Revenue from Existing Customers		232.2	219.1	198.2	179.4	162.3	146.9	132.9	120.2	108.8	98.4	89.1	80.6	72.9	66.0	59.7	54.0	48.9	44.2	40.0	36.2
Total Expenses (3)		168.5	158.9	143.8	130.1	117.7	106.5	96.4	87.2	78.9	71.4	64.6	58.5	52.9	47.9	43.3	39.2	35.5	32.1	29.0	26.3
As a Percentage of Total Revenue		72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%	72.5%
Addback: Charge-offs (4)	3.5%	8.1	7.7	6.9	6.3	5.7	5.1	4.7	4.2	3.8	3.4	3.1	2.8	2.6	2.3	2.1	1.9	1.7	1.5	1.4	1.3
As a Percentage of Total Revenue
Profit Before Taxes		71.9	67.8	61.4	55.5	50.2	45.5	41.1	37.2	33.7	30.5	27.6	24.9	22.6	20.4	18.5	16.7	15.1	13.7	12.4	11.2
Margin		31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%
Income Taxes (5)	37.4%	26.9	25.4	22.9	20.8	18.8	17.0	15.4	13.9	12.6	11.4	10.3	9.3	8.4	7.6	6.9	6.3	5.7	5.1	4.6	4.2

Net Income		45.0	42.5	38.4	34.8	31.4	28.5	25.7	23.3	21.1	19.1	17.3	15.6	14.1	12.8	11.6	10.5	9.5	8.6	7.8	7.0
Capital Charge (6)	10.7%	24.9	23.5	21.3	19.2	17.4	15.7	14.2	12.9	11.7	10.6	9.6	8.6	7.8	7.1	6.4	5.8	5.2	4.7	4.3	3.9

Net Income After Capital Charges		20.1	19.0	17.2	15.5	14.0	12.7	11.5	10.4	9.4	8.5	7.7	7.0	6.3	5.7	5.2	4.7	4.2	3.8	3.5	3.1
Partial Year Factor		0.1667	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Midpoint (“ n” )		0.0833	0.6667	1.6667	2.6667	3.6667	4.6667	5.6667	6.6667	7.6667	8.6667	9.6667	10.6667	11.6667	12.6667	13.6667	14.6667	15.6667	16.6667	17.6667	18.6667
Present Value Factor = 1 / (1 + i ) ^ n		0.9895	0.9190	0.8097	0.7134	0.6286	0.5538	0.4879	0.4299	0.3788	0.3337	0.2940	0.2590	0.2282	0.2011	0.1772	0.1561	0.1375	0.1212	0.1068	0.0941

Present Value of Net Income		3.3	17.4	13.9	11.1	8.8	7.0	5.6	4.5	3.6	2.8	2.3	1.8	1.4	1.1	0.9	0.7	0.6	0.5	0.4	0.3
Sum of Present Values		88.1
Section 197 Tax Benefit		17.7

Fair Value of Customer Relationship		105.8
Useful Life (Years)		10

Footnotes:

(1)	Total revenue excludes tax preparation revenue not attributable to existing customers, based on discussions with Management. Revenue from existing customers was estimated to remain flat throughout the projection period.

(2)	Retention factor was calculated using an exponential function based on an annual attrition rate of approximately 10%.

(3)	Total expenses as a percentage of total revenue was based on the 2006 budget provided by Management and held constant throughout the projection period.

(4)	Charge-offs not attributable to existing customers were added back to operating earnings.

(5)	Income tax rate was based on the 2006 budget provided by Management.

(6)	Represents a capital charge on other contributory tangible and intangible assets, including working capital, fixed assets and workforce.

World Acceptance Corporation	Exhibit III
Calculation of Return Required From Other Assets
Valuation Date: January 31, 2006
Dollars in Thousands

Equity

Rate of Return Required (1)	13.50%
Equity Capital	160,798
Return required on Equity Capital	21,708
Revenue (2)	226,442
Return on Working Capital (% of sales)	9.59%

Intangible Assets

Rate of Return Required (1)	13.50%
Workforce (3)	15,867
Return required on Intangible Assets	2,142
Revenue (2)	226,442
Return on Intangibles (% of sales)	0.95%

Fixed Assets

Rate of Return Required (4)	3.95%
Net PP&E @ 12/31/05	10,892
Return required on Fixed Assets	430
Revenue (2)	226,442
Return on Fixed Assets (% of sales)	0.19%
TOTAL CAPITAL CHARGE AS A PERCENT OF REVENUE	10.7%

Notes:

(1)	We used the rounded WACC.

(2)	Revenue represents the annualized YTD revenue at December 31, 2005.

(3)	Estimated at 20% of annual personnel costs.

(4)	We use the tax effected Moody’s Seasoned Corporate Bond rates, rated Baa, as the required rate of return on the fixed assets. Source: Federal Reserve Statistical Release.

World Acceptance Corporation	Exhibit IV
Discount Rate	Page 1 of 2
Valuation Date: January 31, 2006

The future cash flows are discounted in our analysis by a 13.5 percent cost of equity capital. The equity cost of capital is based on the Capital Asset Pricing Model, a commonly accepted approach used by valuation professionals.

•	The cost of equity is based on the risk-free rate plus a reasonable premium for risk.

•	The risk-free rate of 4.7 percent is based on the average rate of 20-year US government notes at January 31, 2006, as reported by the Federal Reserve.

•	The equity risk premium is 7.2 percent (rounded). (1)

•	A comparable beta for World Acceptance Corporation approximates 0.8, representing the estimated sensitivity of comparable public companies’ stock returns to that of the overall market portfolio.

•	The small stock premium is 2.9 percent. (1)

•	Adding the risk-free rate of 4.7 percent, the equity risk premium of 7.2 percent (multiplied by the beta of 0.8) and the small stock premium of 2.9 results in the following:

Cost of Equity = 4.7% + (0.8 * (7.2%)) + 2.9% = 13.5%

•	Our discounted cash flow analysis for the customer relationship relies on a 13.5 percent weighted average cost of capital.

(1)	Source: Ibbotson Associates, Inc., Stocks, Bonds, Bills, and Inflation 2005 Yearbook.

World Acceptance Corporation	Exhibit IV
Beta Calculation	Page 2 of 2
Valuation Date: January 31, 2006
Dollars in Millions

Guideline Companies	Ticker	Beta(1)	Total Debt(2)	Market Cap (2)	Equity/ (Debt+Equity)	Unlevered Beta
ACE Cash Express Inc.	AACE	0.83	130.7	364.1	73.6%	0.68
Advance America, Cash Advance Centers Inc.	AEA	0.84	44.6	1,172.0	96.3%	0.82
Cash America International Inc.	CSH	0.95	166.0	774.9	82.4%	0.84
Dollar Financial Corp.	DLLR	0.61	292.9	237.1	44.7%	0.34
EZCORP Inc.	EZPW	0.70	0.0	263.8	100.0%	0.70
QC Holdings Inc.	QCCO	1.12	0.0	244.7	100.0%	1.12

Average		0.84	105.7	509.4	82.8%	0.75
World Acceptance Corp.	WRLD	0.76	160.2	519.1	76.4%	0.64

Notes:

(1)	Beta source: Bloomberg Financial Database 5-year adjusted beta.

Except: AEA Beta range: 12/17/04 - 1/27/06

DLLR Beta range: 1/28/05 - 1/27/06

QCCO Beta range: 7/16/04 - 1/27/06

(2)	Source: Capital IQ.

World Acceptance Corporation	Exhibit V
Tax Benefit Calculation
Valuation Date: January 31, 2006

Assumptions:
Discount Rate	13.5%
Tax Rate	37.4%
Period (Years)	15

AMORTIZATION BENEFIT

1	6.67%	0.9386	37.4%	0.02340
2	6.67%	0.8270	37.4%	0.02062
3	6.67%	0.7286	37.4%	0.01817
4	6.67%	0.6420	37.4%	0.01601
5	6.67%	0.5656	37.4%	0.01410
6	6.67%	0.4983	37.4%	0.01243
7	6.67%	0.4391	37.4%	0.01095
8	6.67%	0.3868	37.4%	0.00965
9	6.67%	0.3408	37.4%	0.00850
10	6.67%	0.3003	37.4%	0.00749
11	6.67%	0.2646	37.4%	0.00660
12	6.67%	0.2331	37.4%	0.00581
13	6.67%	0.2054	37.4%	0.00512
14	6.67%	0.1809	37.4%	0.00451
15	6.67%	0.1594	37.4%	0.00398

Tax Amortization Benefit:				0.16732

World Acceptance Corporation	Exhibit VI
Balance Sheet	Page 1 of 2
Valuation Date: January 31, 2006
(Dollars in Millions)

	Fiscal Year Ending Mar. 31,		As of 12/31/2005	Projected 2006
	2004	2005
Cash	$4.3	$3.0	$5.2	$4.5
Gross Loans Receivable	310.1	351.5	464.4	397.2
Less: Unearned Interest and Deferred Fees	(73.6)	(84.5)	(117.9)	(86.0)
Unearned Insurance				(11.8)
Capitalized Costs				2.2
Allowance for Loan Losses	(17.3)	(20.7)	(25.5)	(22.3)

Loans Receivable, Net	219.3	246.4	321.0	279.3
Property and Equipment, Net	9.3	9.8	10.9	9.2
Deferred Tax Asset	9.5	10.7	3.4
Other Assets, Net	4.1	6.3	5.8	6.5
Intangible Assets, Net	15.5	17.4	17.4	14.6

Total Assets	$262.0	$293.5	$363.7	$314.2
Senior Notes Payable	$91.4	$82.9	$159.4	$80.7
Subordinated Notes Payable	2.0			0.8
Other Notes Payable	1.7	1.0	0.8
Income Taxes Payable	0.4	1.6		(9.0)
Accounts Payable and Accrued Expenses	10.0	18.3	11.4
Accrued Interest Payable				0.3
Other Liabilities				12.5

Total Liabilities	105.4	103.8	171.6	85.2
Additional Paid-In Capital	12.8	12.0	0.9
Retained Earnings	143.8	177.7	191.2	228.9
Accumulated Other Comprehensive Loss, Net of Tax			(0.0)

Total Shareholders’ Equity	156.6	189.71	192.1	228.9
Total Liabilities and Shareholders’ Equity	$262.0	$293.5	$363.7	$314.2

World Acceptance Corporation	Exhibit VI
Income Statement	Page 2 of 2
Valuation Date: January 31, 2006
(Dollars in Millions)

	Fiscal Year Ending March 31,			9 Months Ending 12/31/2005	Projected 2006
	2003	2004	2005
Interest and Fee Income	$133.3	$151.5	$177.6	$145.7	$200.8
Insurance Commissions	22.4	13.6	16.7	24.1	19.1
Other Income		14.0	16.5		18.3

Total Revenues	155.67	179.15	210.8	169.8	238.2
Growth Rate		15.1%	17.6%	7.4%	13.0%
Provision for Loan Losses	29.6	33.5	40.0	39.4	44.8
Personnel	55.5	62.7	73.4	59.5	81.9
Occupancy and Equipment	7.3	8.4	10.4	8.7	11.9
Data Processing	1.8	2.0	1.9	1.5	2.0
Advertising	5.8	7.1	7.8	7.3	8.3
Other	11.5	12.1	14.1	12.0	15.3

Total Operating Expenses	111.4	125.8	147.6	128.4	164.2
Operating Expense Ratio	71.6%	70.2%	70.0%	75.6%	69.0%
EBITDA	$44.2	$53.4	$63.2	$41.4	$73.9
EBITDA Margin	28.4%	29.8%	30.0%	24.4%	31.0%
Depreciation	1.7	1.8	2.1	1.7	2.2
Amortization of Intangible Assets	2.2	2.3	2.6	2.1	2.7

EBIT	$40.3	$49.4	$58.5	$37.6	$69.0
EBIT Margin	25.9%	27.6%	27.8%	22.2%	29.0%
Interest Expenses	4.5	3.9	4.6	5.1	6.3

EBT	$35.9	$45.4	$53.9	$32.6	$62.7
Income Tax Rate	36.2%	36.7%	36.9%	37.3%	37.4%
Income Taxes	13.0	16.7	19.9	12.2	23.4

Net Income	$22.9	$28.8	$34.0	$20.4	$39.2
Net Income Margin	14.7%	16.1%	16.1%	12.0%	16.5%

Ratios:	Average
Total Expenses	74.1%	75.6%	73.4%	73.2%	79.6%	72.5%
Provision for Loan Losses		29.6	33.5	40.0	39.4	44.8
% of Total Revenue	18.9%	19.0%	18.7%	19.0%
Renewals & Former Borrowers		22.3	22.6	31.2
% of R & FB Revenue	15.5%	15.9%	14.0%	16.5%
Indicated Margin Adjustment	3.5%
R & FB Revenue as a percent of total revenue		90%	90%	90%
% of Total Charge-Offs		0.46728042
Renewals & Former Borrowers		75.4%	67.6%	78.0%
New Borrowers		24.6%	32.4%	22.0%

175 West Jackson Suite 500 Chicago IL 60604 312.583.5700 phone 312.583.5701 fax

Memorandum

To:	Sandy McLean

From:	Richard Hitt

Date:	April 12, 2006

Re:	Support for Lifing Analysis of the Customer Relationships of World Acceptance Corporation as of January 31, 2006

In response to your request concerning the appropriate attrition rate applicable in the valuation of the existing customer relationships of World Acceptance Corporation, we have performed additional analyses supporting the attrition rate concluded in our draft valuation report. Following is a brief overview of the various methods used to support the concluded long term attrition rate of ten percent and resulting remaining useful life of ten years.

Overview

Due to a lack of available detailed customer information, we were not able to construct a comprehensive customer turnover profile for World Acceptance customers based on observed historical attrition rates. However, certain data was available in order to provide us with a reasonable indication of the historical attrition profile of the customer base of World Acceptance. In calculating the appropriate attrition rate for use in our analysis, we considered multiple sets of data and performed various analyses on this data. Following is a list of the analyses we performed:

Scenario One:	Calculated attrition including new stores added.
Scenario Two:	Calculated attrition excluding growth from new stores.
Scenario Three:	Calculated a 10 year and a 5 year historical attrition rate based on customers in place as of March 31, 1996 and March 31, 2001.
Scenario Four:	Calculated attrition based on the change in net loan balances to existing customers from the beginning to end of fiscal year 2006.

Sandy McLean

April 12, 2006

Scenarios One & Two

In Scenarios One & Two, we examined overall World Acceptance revenue for fiscal years 2001 to 2005, the period for which complete and comparable data was available. In arriving at observed annual attrition rates, we determined the revenue attributable to existing customers as a residual by first calculating acquired revenue (based on stores added and factoring out growth from new stores) and revenue attributable to new customers. The remaining revenue from existing customers was then used to calculate an implied attrition based on the prior year’s revenue. This analysis resulted in the following observed annual attrition rates:

	SCENARIO ONE	SCENARIO TWO
Five Year Average	7.3%	7.1%
Three Year Average	9.6%	7.1%

Details of our calculations are presented in Exhibit I.

Scenario Three

In Scenario Three, we examined the retention of two customer groups (customers as of March 31, 1996 and 2001) as of March 31, 2006. Management provided us with the total number of customers in place for each group as of March 31, 1996 and 2001, and we then compared the number of those customers that were still in place at March 31, 2006. An implied annual attrition rate of revenue was calculated by multiplying the average revenue per customer times the number of customers outstanding. Following is a summary of the implied annual attrition rates for each data set:

	FIVE YEAR DATA	TEN YEAR DATA
Annual Attrition	18%	11%

In conducting an analysis of the historical attrition of the customer base of World Acceptance, it is important to consider the fact that the attrition profiles associated with new customers vs. existing customers are usually very different. There is significant anecdotal evidence in the consumer finance industry that indicates a high correlation between age of customer relationship and attrition; as customer relationships season attrition decreases. The higher or one-time attrition that occurs in the new customer base typically arises as a result of many factors, including higher than normal loan charge-offs for new customers, the lack of need of the company’s financing beyond the initial loan, competitive financing alternatives, etc. Accordingly, we considered the implied one-time attrition for the five and ten year data outlined above in order to determine the amount of one-time attrition that would be required in order to support a ten year remaining useful life. Based on the data available, the implied first year attrition would be in the range of 22 percent to 42 percent. Given the average loan term of nine months, this supports the one-time attrition rates that were implied in the data.

Management does not currently have the ability to easily access historical attrition rates by age strata of the company’s customer relationships. Therefore, it was not possible to make a comparison of historical one-time attrition to the implied one-time attrition calculated above. However, we did note for customers that had their first activity in fiscal year 2006, that approximately 27 percent of those customers were not remaining as of March 31, 2006.

Details of our calculations are presented in Exhibit II.

Sandy McLean

April 12, 2006

Scenario Four

Scenario Four represents a test of reasonableness on the concluded attrition rate of ten percent. In this scenario we calculated attrition based on the change in net loan balances to existing customers from the beginning to end of fiscal year 2006. This is the only period for which comparative data was available. Following is a summary of the composition of the loan balance for the fiscal year ended 2006:

AS OF MARCH 31,
Gross Loans at March 31, 2005	$351.5
New Customer Loan Balance at March 31, 2006	89.0
Loans Acquired in Fiscal Year 2006	6.2
Net Loans to Existing Customers	(31.7)

Gross Loans at March 31, 2006	$415.0

The decrease in dollar amount of net loans to existing customers of -$31.7 million for fiscal year 2006 indicates an annual attrition in the March 31, 2005 customer base of approximately nine percent for fiscal year 2006, which would lend support for the concluded long term attrition rate of ten percent.

Conclusion

The data outlined above indicates some variability in the observed annual attrition rates of the customer base of World Acceptance. However, it is important to consider the fact that we valued the existing customer base of World Acceptance, which is more seasoned and has a long and established history with the company. The annual attrition calculated based on fiscal year 1996 customers indicates a long-term rate, which is reflective of the ability of the company to attract and retain customers. Accordingly, we believe that the concluded attrition rate of ten percent straight-line is reasonably supportable.

Sensitivity Analysis

In order to determine the sensitivity of the remaining useful life to the attrition rate utilized in our analysis, we performed a shadow calculation using a standard attrition calculation that estimated the remaining useful life using different attrition rates. The remaining useful life was conservatively estimated to be the year in which 95 percent of the asset’s value (pre-IRC 197 tax benefit) is achieved. Following is a summary of the estimated remaining useful life using different annual attrition calculations:

ANNUAL ATTRITION RATE	REMAINING USEFUL LIFE
10%	12 Years
12%	11 Years
14%	10 Years

Based on the analyses presented above, the concluded remaining useful life of ten years is reasonably supported by the available data.

Exhibit I

World Acceptance Corporation

Analysis of Attrition Revenue from Existing Relationships

Valuation Date: January 31, 2006

Scenario 1 - Based on Stores Added

		2001	2002	2003	2004	2005
Interest and Fee Income		$103.4	$117.2	$133.3	$151.5	$177.6
Insurance Commissions		17.1	19.4	22.4	13.6	16.7
Other Income					14.0	16.5

Total Revenue (1)	105.28	120.5	136.6	155.7	179.2	210.8
Less Acq (2)		2.9	6.5	9.6	19.1	19.3
Less New (3)		14.5	16.4	20.9	23.6	27.0

Existing		103.2	113.7	125.2	136.4	164.5
		-2.0%	-5.7%	-8.3%	-12.4%	-8.2%

Average Attrition
Last Five Years	-7.3%
Last Three Years	-9.6%

Scenario 2 - Factoring Out Growth from New Stores

Interest and Fee Income		$103.4	$117.2	$133.3	$151.5	$177.6
Insurance Commissions		17.1	19.4	22.4	13.6	16.7
Other Income					14.0	16.5

Total Revenue (1)	105.28	120.5	136.6	155.7	179.2	210.8
Less Acq (4)		9.9	6.4	8.8	9.7	17.6
Less New (3)		14.5	16.4	20.9	23.6	27.0

Existing		96.2	113.8	126.0	145.8	166.2
		-8.6%	-5.6%	-7.7%	-6.3%	-7.2%

Average Attrition
Last Five Years	-7.1%
Last Three Years	-7.1%

Conclusion: Customer Attrition Ranges from 7 percent to 10 percent

Notes

(1)	Per 10K and other SEC Filings

(2)	Analysis of Revenue for Acquired Offices

	2001	2002	2003	2004	2005
Offices End of Period	420	441	470	526	579
Revenue per office	287.0	309.6	331.2	340.6	364.0
Offices Opened/Acquired	10	21	29	56	53

Revenue - Acquired Offices	2.9	6.5	9.6	19.1	19.3

(3)	Per 10K Revenues from Existing and Prior Customers were as follows:

	2001	2002	2003	2004	2005
Existing	78.5%	79.0%	77.1%	77.2%	77.6%
Prior	9.4%	9.0%	9.5%	9.6%	9.6%

Total	88.0%	88.0%	86.6%	86.8%	87.2%

(4) Per Management Report Revenue Growth in Existing Offices

Growth from Stores Added Current Year	4.2	3.6	5.4	4.1	7.2
Growth Stores Added Prior Year	5.6	2.8	3.4	5.5	10.3

	9.9	6.4	8.8	9.7	17.6

Exhibit II, Page 1 of 2

World Acceptance Corporation

Analysis of Attrition from Existing Relationships

Valuation Date: January 31, 2006

Scenario 3 - Borrowers with Open Balances at March 31, 2006

	Number of Active Borrowers at March 31, 1996	Number of Remaining Borrowers at March 31, 2006	Percent Remaining
Report #1	140,335	22,255	15.86%
Report #2	113,330	18,547	16.37%

TOTAL	253,665	40,802	16.08%

	Number of Active Borrowers at March 31, 2001	Number of Remaining Borrowers at March 31, 2006	Percent Remaining
Report #1	198,185	55,453	27.98%
Report #2	167,098	50,370	30.14%

TOTAL	365,283	105,823	28.97%

Note: Report #1 refers to reporting system report No. 1 and Report #2 refers to reporting system report No. 2

Attrition Calculation - Ten Years

Customers at 3/31/96	253,665
Revenue/Customer	$240

Total Revenue	$60,879,600
Customers at 3/31/06	40,802
Revenue/Customer	$451

Total Revenue	$18,401,702
Implied Annual Attrition	-11%

Attrition Calculation - Five Years

Customers at 3/31/01	365,283
Revenue/Customer	$345

Total Revenue	$126,022,635
Customers at 3/31/06	105,823
Revenue/Customer	$451

Total Revenue	$47,726,173
Implied Annual Attrition	-18%

Exhibit II, Page 2 of 2

World Acceptance Corporation

Analysis of Attrition from Existing Relationships

Valuation Date: January 31, 2006

One Time Attrition - Solves for Implied First Year Attrition Using Actual Retention Data and 10% Concluded Attrition (1)

Ten Years
1996 Revenue	$60,879,600
2006 Revenue	$18,401,702
Annual Retention	90%
Years	10

Implied One Time Attrition	22%

Five Years
2001 Revenue	$126,022,635
2006 Revenue	$47,726,173
Annual Retention	90%
Years	5

Implied One Time Attrition	42%

(1)	Calculates the implied first year attrition of new customers to reflect the percentage of new customers in a given year that will not refinance the outstanding loan or return to the Company for another loan.

World Acceptance Corporation

Fair Value of Certain Intangible Assets of a Ten Branch Kentucky Lender Acquired in 2002

As of

April, 2002

CONFIDENTIAL

Draft Document. All data subject to change.

This document is protected under the copyright laws of the United States and other countries as an unpublished work. This document contains information that is proprietary and confidential to KPMG Consulting, Inc. or its technical alliance partners, which shall not be disclosed outside or duplicated, used or disclosed in whole or in part for any purpose other than to evaluate KPMG Consulting, Inc. Any use or disclosure in whole or in part of this information without the express written permission of KPMG Consulting Inc. is prohibited.

© 2002 KPMG Consulting, Inc. All rights reserved. Printed in the U.S.A. KPMG Consulting, Inc. is an independent consulting company. Valuation Services is a registered service mark of KPMG Consulting, Inc.

Disclosures

Draft Document. All data subject to change.

October 8, 2002

PRIVATE AND CONFIDENTIAL

Mr. Sandy McLean

Executive Vice President and Chief Financial Officer

World Acceptance Corporation

Post Office Box 6429

Greenville, SC 29606

Dear Mr. McLean:

In accordance with your request, KPMG Consulting, Inc. (“KPMG Consulting”) has performed a study to determine the fair value of certain intangible assets (the “Intangible Assets”) acquired in connection with the purchase by World Acceptance Corporation (“World” or the “Company”) of a ten branch lender based in Kentucky (the “Target Company”) as of April 1, 2002 (the “Valuation Date”). The valuation was performed for financial reporting purposes only. This letter will provide you with an overview of the valuation results and should only be read in conjunction with the full report, attached herewith, which provides, among other items, a discussion of the methodologies available and ultimately employed as well as limiting conditions related to the valuation.

VALUATION RESULTS

Based on the valuation methods described in the attached report, utilizing management’s estimates for other acquired assets and allocating the remaining purchase price to goodwill, we have determined the following purchase price allocation as of the Valuation Date:

Asset	Fair Value of Asset ($s)	Estimated Useful Life (years)
Cash	4,600	N/A
Furniture, Fixtures & Equipment	125,000	4 Years
Net Loans	5,512,326	N/A
Non Compete	50,000	5 Years
Customer List Intangible	246,144	9 Years
Goodwill	471,518	Indefinite

Total Acquired Assets	6,409,588

Draft Document. All data subject to change.

We are pleased to provide this valuation service to World Acceptance Corporation. Should you have any questions, please do not hesitate to call either me at (312) 665-5153 or Kevin P. Voigt at (312) 665-1266.

Very truly yours,

Richard D. Hitt

Managing Director

Draft Document. All data subject to change.

World Acceptance Corporation
October 8, 2002

Draft Document. All data subject to change.

World Acceptance Corporation
October 8, 2002

ENGAGEMENT OVERVIEW

Transaction Background

On April 1, 2002 World completed its acquisition of a ten office lender in Kentucky. Total consideration for the transaction was approximately $6.4 million. The Target Company number of accounts and balances outstanding were as follows:

Branch	# Accounts	Outstanding Balance	Ave. Loan Size
Williamsburg	260	444,732	1,710
Harlan	676	1,128,408	1,669
Whitley City	175	238,071	1,360
Bardstown	322	579,624	1,800
Pikesville	439	1,085,538	2,472
Somerset	221	516,205	2,335
Beattyville	400	822,904	2,057
Mt. Vernon	403	866,416	2,149
Louisa	630	1,125,220	1,786
Hazard	604	942,384	1,560

World Acceptance Corporation operates a small-loan consumer finance business in ten states. The Company is engaged in the small-loan consumer finance business, offering short-term small loans, medium-term larger loans, related credit insurance and ancillary products and services to individuals. The Company generally offers standardized installment loans of between $130 to $3,000 through 423 offices in South Carolina, Georgia, Texas, Oklahoma, Louisiana, Tennessee, Illinois, Missouri, New Mexico, and Kentucky. The Company generally serves individuals with limited access to other sources of consumer credit from banks, savings and loans, other consumer finance businesses and credit cards.

Engagement Purpose & Scope

SFAS 141 Overview

The Financial Accounting Standards Board (“FASB”) previously implemented new accounting rules for acquisitions and goodwill, SFAS 141 Business Combinations. Under SFAS 141, all business combinations initiated after June 30, 2001, must be accounted for using the purchase method. Acquired intangible assets that arise from contractual or legal rights or are separable, should be accounted for apart from goodwill. Estimates of future cash flows used in determining the fair values of acquired intangibles should be based upon assumptions that marketplace participants would make. Intangible assets with estimable useful lives are to be amortized over their estimated remaining useful lives in proportion to the economic benefits consumed, whereas

ENGAGEMENT OVERVIEW	Page 2
Draft Document. All data subject to change.

World Acceptance Corporation
October 8, 2002

intangible assets with indefinite useful lives are to be tested at least annually for impairment in lieu of amortization. Goodwill shall be determined as a residual calculation after deducting the value of all identified intangibles and tangible assets from the eligible purchase price. Goodwill is no longer amortized but, rather, is tested at least annually for impairment.

Under SFAS 142, Goodwill and Other Intangible Assets, acquired assets, including goodwill, and assumed liabilities should be assigned to Reporting Units as of the date of combination for business combinations completed after June 30, 2001, whereas assets and goodwill existing from acquisitions prior to June 30, 2001, were assigned at the date of adoption. A “Reporting Unit” is considered the same level as or one level below an operating segment, as defined by SFAS No. 131. A Reporting Unit should be one level below the operating segment if segment management reviews and assesses the performance of one or more components of an operating segment at a level below the operating segment, and is a business for which:

(1)	discrete financial information is available; and

(2)	the economic characteristics differ from the other components of an operating segment.

Objective

The objective of our engagement was to assist World with compliance required under SFAS 141. Our engagement involved the following steps in identifying and estimating fair value and remaining useful economic lives of the acquired subject assets for allocating the purchase price. The steps are as follows:

Step 1 Assist in the identification of all intangible assets acquired.

Step 2 Assist in evaluating the identified intangible assets for separability from goodwill in accordance with SFAS 141.

Step 3 Estimate the value and useful life of each identified intangible.

Step 4 Document findings supporting the estimates of value and useful life.

Scope Of Services

The scope of our assistance included the following:

•	Interviews and discussions with World representatives to gain a more thorough understanding of the nature of the Target Company’s operations, historical trends and prospects for future growth.

•	Evaluation of acquired intangibles in accordance with SFAS 141.

•	Financial modeling of various intangible assets and estimates of useful lives.

ENGAGEMENT OVERVIEW	Page 3
Draft Document. All data subject to change.

World Acceptance Corporation
October 8, 2002

•	Supplementary research to verify our understanding of the small consumer loan market.

•	Preparation of this report outlining the assumptions utilized, methodologies employed, and our conclusions regarding estimates of fair values and useful lives for the acquired assets.

ENGAGEMENT OVERVIEW	Page 4
Draft Document. All data subject to change.

World Acceptance Corporation
October 8, 2002

VALUATION METHODOLOGY

In determining the fair value of the subject assets, we assumed the Company would continue to operate as a going concern. For the purpose of our opinion, we define fair value as:

“The amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced liquidation or sale.”

The following factors require careful analysis in every valuation:

1.	The nature of the business in which the company operates, risks to which it is subjected, its historical pattern of growth and future considerations;

2.	The general economic outlook, the position of the industry in the economy and the position of the business in its industry;

3.	The tangible book value and financial condition of the company;

4.	The earnings history and capacity of the company and its assets;

5.	The company’s assessment of future growth and performance;

6.	Recent sales, if any, of the company’s stock or its assets;

7.	The market price of companies engaged in a similar line of business and assets of a similar nature where such data is available; and

8.	Other special facts and circumstances judged as important to the overall value.

We generally use one of three commonly accepted methods for valuing acquired assets: the income, market, and cost approaches. Valuing an asset or business requires careful analysis of each method, and the selection of one or more methods best suited to the circumstances. A discussion of the three valuation methods considered in this analysis is outlined in the following sections.

Income Approach-Discounted Cash Flow Method (DCF)

DCF analysis rests on the following assumptions:

•	An asset is worth today what it can generate in future cash to its owners;

•	Cash received today is worth more than an equal amount of cash received in the future; and

•	Future cash flows can be reasonably estimated.

VALUATION METHODOLOGY	Page 5
Draft Document. All data subject to change.

World Acceptance Corporation
October 8, 2002

Under the Income Approach - DCF Method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses of the asset, the relative risk of the asset, the contribution of other assets, and an appropriate discount rate to reflect the time value of invested capital. Cash flows are estimated for a future period based on historical data and projections provided by management. A discount rate appropriate for the degree of risk inherent in that revenue stream is established. The cash flows are then discounted to their present value equivalents using the discount rate.

Market Approach-Comparable Transactions Method

The comparable transactions method uses data on actual prices paid for assets that have highly similar functional and/or technical attributes to the subject asset. Using such data, relevant market multiples or ratios of the total purchase price paid are developed and applied to the subject asset. Since no two assets are perfectly comparable, premiums or discounts may be applied to the subject asset given its attributes, earnings power or other factors.

Cost Approach-Avoided Cost Method

This method involves calculating the costs avoided by the acquiring company when obtaining a pre-existing, fully functional asset rather than incurring the costs to build or assemble the asset. The savings realized may include actual as well as opportunity costs associated with avoided productivity losses.

Estimating the Fair Value of Goodwill

Determining the fair value of goodwill begins with establishing the fair value of the net assets and identified intangibles of the acquired target. Once these components are determined the fair value of goodwill is simply the residual value determined by deducting the net assets and identified intangibles from the total eligible purchase price.

The specific steps we used to determined the fair value of the net tangible assets and intangible assets of the Target Company are discussed below.

Tangible Assets

The fair value of the net tangible assets acquired were provided by World management based upon their due diligence and subsequent analysis on or about the Valuation Date. For the majority of net tangible current assets, the net book value of those assets, adjusted to reflect current conditions, is an appropriate indication of their fair value. For furniture, fixtures and equipment, depending on the facts and circumstances, either the market or adjusted book value approaches provide an appropriate indication of fair value. For other assets a methodology appropriate to the characteristics of the asset is utilized.

VALUATION METHODOLOGY	Page 6
Draft Document. All data subject to change.

World Acceptance Corporation
October 8, 2002

Intangible Assets

The first step to determining the fair value of intangible assets is to identify separable intangible assets. The specific, identifiable intangible assets vary in accordance with the nature of the acquired entity’s operations. However, intangible assets generally fall within seven broad categories. These categories as defined in SFAS 141 include:

1.	Marketing Related Intangibles – including the ownership of Trademarks, Trade Names, Brand Names, Logos, and Non-Compete Agreements;

2.	Technology Related Intangibles – including the ownership of process patents, technical documentation (i.e., scripts, templates, etc.) and know-how;

3.	Artistic Related Intangibles – including copyrights for published materials (generally books, videos, music, etc.);

4.	Data Processing Related Intangibles – including the ownership of proprietary computer software, software copyrights and automated databases;

5.	Customer Related Intangibles – including the ownership of customer lists, customer relationships and customer contracts from which a significant amount of future business can be generated;

6.	Contract Related Intangibles – including favorable contracts with suppliers, customers or competitors (such as license or franchise agreements); and

7.	Goodwill – resulting from the general viability of a company and its prospects for future growth which are identifiable to a specific asset.

Based on our discussions with World management, we have identified the existence of the following intangible assets within the Target Company for which we estimated individual values:

•	Non Compete Agreement

•	Customer List Intangible

•	Goodwill

The figure below identifies the generally acceptable methods for valuing each intangible asset based upon the circumstances associated with acquisition and availability of required information. The value of goodwill is determined using a residual calculation.

VALUATION METHODOLOGY	Page 7
Draft Document. All data subject to change.

World Acceptance Corporation
October 8, 2002

Generally Acceptable Valuation Methodologies

Intangible	Primary	Secondary	Other
Customer List	Income	Market	Cost
Non-Compete Agreements	Income	Cost	Market

VALUATION METHODOLOGY	Page 8
Draft Document. All data subject to change.

World Acceptance Corporation
October 8, 2002

GENERAL ECONOMIC OVERVIEW

According to advance estimates released by the Department of Commerce’s Bureau of Economic Analysis, Real Gross Domestic Product (“GDP”), the output of goods and services produced by labor and property located in the United States, increased at an annualized rate of 5.8% during the first quarter of 2002. Annualized growth in GDP for the fourth quarter of 2001 was revised to 1.7%, higher than the preliminary estimated rate of 0.2%. First quarter GDP reflected an increase in private inventory investment, personal consumption expenditures, state and local government spending, residential fixed investment, and exports. These gains were partly offset by a decrease in nonresidential structures and an increase in imports. The Bureau of Economic Analysis indicated that first-quarter “advance” estimates are based on data that are incomplete or subject to revision.

Following three rate reductions in the fourth quarter, the Federal Reserve did not change rates in the first quarter. The target rate for the federal funds rate was left unchanged for the quarter. Based upon the information available to the Fed in its March meeting, the economy is expanding at a significant pace. It is closely monitoring economic growth, consumer demand, and inventory investment for signs of continued economic recovery.

The Conference Board (“TCB”) reported that the Composite Index of Leading Economic Indicators (“LEI”), the government’s primary forecasting gauge, increased 0.1% in March to 112.3 after increasing 0.6% in January and remaining unchanged in February. The index attempts to gauge economic activity six to nine months in advance. Multiple consecutive moves in the same direction are said to be indicative of the general direction of the economy. In March, six of the ten leading economic indicators advanced. The positive contributors to the leading index were (largest to smallest) average weekly manufacturing hours, stock prices, interest rate spread, index of consumer expectations, vendor performance, and manufacturers’ new orders for consumer goods and materials. Negative contributors were building permits, average weekly initial claims for unemployment insurance, money supply, and manufacturers’ new orders for non-defense capital goods. While TCB indicated the U.S. economy is recovering, the March Conference Board press release stated that “rising energy prices, the current global instability, and the more cautious consumer and business sectors, however, might slow the pace of economic growth in the near term.” In March the Coincident Index increased 0.2% and the Lagging Index declined 0.4%.

Near-term economic growth expectations suggest a gradual expansion in the economy. Consumer spending, despite shaken confidence from the events of September 11th, mitigated an otherwise steeper recession. There are mixed indicators that leave open a slight possibility of another general economic slowdown. However, a relatively benign inflation component should provide breathing room for monetary and fiscal stimulus to continue fueling the current economic recovery. Consensus growth rate expectations are in the range of 2.0%-2.5% for the 2002. Expectations appear to be predicated on increased business investment, which has thus far not significantly materialized.

GENERAL ECONOMIC OVERVIEW	Page 9
Draft Document. All data subject to change.

World Acceptance Corporation
October 8, 2002

Consumer Spending and Inflation

According to the Bureau of Labor Statistics, the Consumer Price Index (“CPI”) increased 0.6% to 178.8 in March (CPI - all urban consumers, 1982-1984 – 100, before seasonal adjustment). The seasonally adjusted annual rate of inflation for the first quarter of 2002 was 3.0%, compared to increases of 3.7% and 0.7%, and a decrease of 2.0%, respectively, for the last three quarters of 2001. During calendar 2001, the CPI-U rose 1.6%, the smallest annual advance since a 1.6% rise in 1998. The energy index increased 3.8% in March, and rose at a 16.5% annualized rate in the first quarter. Apparel, medical care and transportation also contributed to increased inflation in the first quarter.

The core rate of inflation, absent food and energy, rose at a 2.1% SAAR during the first quarter. The core rate of inflation advanced 2.7% in 2001 versus a 2.6% rate for 2000. The Producer Price Index (“PPI”), which is generally recognized as predictive of near-term consumer inflation, advanced 1.0% in March (PPI for finished goods, seasonally adjusted) following an increase of 0.1% in January and 0.2% in February. After adjustments for seasonal considerations, the core PPI (excluding food and energy) rose” 0.3% during the first quarter after declining at a 1.3% annual rate in the final quarter of 2001. Core PPI rose at a 0.7% seasonally adjusted rate during 2001.

According to the Census Bureau of the Commerce Department, the percent change in retail sales for January to February 2002 was revised from +0.3% to +0.2%. The advance estimate for March retail sales (adjusted for seasonal, holiday and trading-day differences) reflected an increase of 0.2% from February 2002. The March sales figure was 3.6% higher than March 2001. Total sales for the January to March period were also up 3.2% over the same period a year ago. Personal consumption spending represents approximately two-thirds of total economic activity and is a primary component of overall economic growth. Real personal consumption spending increased 3.5% in the first quarter of 2002 and 6.1% in the fourth quarter of 2001. Durable goods purchases decreased 8.0% in the first quarter of 2002 after a 39.4% increase during the fourth quarter of 2001. Personal consumption has been a powerful mitigating force to the recession, and consumers appear willing to spend at a pace that should support continuing economic recovery.

Business and Manufacturing Productivity

Productivity has been a primary feature of improved living standards and an important element in relatively low inflation. The seasonally adjusted annual rate of non-farm business productivity as measured by the hourly output of all persons increased 8.6% in the first quarter. This was the largest increase in non-farm business productivity since the second quarter of 1983. Productivity advanced 8.5% (all figures seasonally adjusted and annualized) for the entire business sector. Non-farm productivity growth was the result of output growth of 6.5% while hours worked dropped 1.9%. Manufacturing productivity, generally more volatile in its quarterly measures, increased 9.7% as output grew 3.2% and hours declined 5.9%. Fourth quarter 2001 productivity represented a 4.7% increase. Some analysts cite the combination of labor force growth,

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October 8, 2002

favorable labor costs and increased productivity as the basis for optimistic expectations (as high as 3.0%-4.0% GDP) for overall economic growth.

Manufacturing and Industrial Production

Industrial production rose 0.7% in March following a revised 0.3% increase in February. March marked the third consecutive monthly increase in production, and output reached its highest level since August 2001. First quarter production was up 2.5% (annual rate), but was down 2.9% from March 2001. Manufacturing output, increased 0.8% in March but is still 2.7% below prior year levels. The March increase follows January and February increases of 0.6% and 0.2%, respectively. Low inventory levels have induced the recent months’ increases in manufacturing production. While waking from a deep manufacturing recession during the first quarter of 2002 the year-over-year decline is evidence of the significant fall in business investment during the fourth quarter of 2001.

Capacity utilization increased to 75.4% in March. For all of 2001 and through the first quarter of 2002, capacity utilization has remained below the 81.9% average level for the 1967-2001 timeframe. Improved productivity measures have hedged low utilization rates to provide a mitigating force to inflation. Manufacturing industries are expected to continue a modest revitalized performance resulting from monetary and fiscal stimuli during the latter portion of 2001.

The Financial Markets

The Dow closed the first quarter at 10403.90, up 3.8% for the quarter. The Dow declined 7.1% in 2001. The S&P 500 index was flat during the quarter to close at 1147.39 after a decrease of 13.0% in 2001. The NASDAQ Composite Index fell 5.4% during the first quarter to close at 1845.35. The NASDAQ Composite Index was down 21.1% for 2001. The broad market Wilshire5000 index closed at 10775.74, up 0.1% for the quarter. The Wilshire 5000 index reflected a loss of 12.1% 2001.

Stocks started the quarter with losses, but large cap and NASDAQ indices showed small, but favorable gains in March. The Dow was up 3% in March. The NASDAQ rallied in March after falling 11% in February. Ultimately, the stock markets ended generally flat for the quarter after strong gains during the fourth quarter of 2001. Worries continued during the first quarter as corporate earnings remain weak and the fear of compromised financial reporting erodes investor confidence. Although concerns still exist over the recent recession, many economists are describing the period as “short and shallow” with little risk of the feared double-dip recession.

The monthly average yields-to-maturity on the 20-year Treasury bond during the first quarter of 2002 were 5.69%, 5.61%, and 5.93%, respectively, for January, February, and March. Bond prices are negatively correlated with their respective yields, which can shift abruptly due to investor reactions to major variances in reported economic data versus market expectations (i.e., expected inflation, growth, monetary policy and other Fed action, etc.). Short-term and long-term yields decreased during the first part of the quarter, but yields were up across the

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board for the month of March. Bond prices appeared to be anticipating the future tightening of monetary policy as the Fed prepares to manage economic recovery for a deliberate and sustainable pace via increased target interest rates.

Interest Rates

The Federal Reserve’s Open Markets Committee (“FOMC”) kept its target for the federal funds rate unchanged during the first quarter. This neutral position follows aggressive action during 2001, which included twelve interest rate cuts. Many speculate the Fed may be poised to begin raising rates if the economy continues its current pace of recovery. The following was taken from the Fed’s March 19 statement:

The information that has become available since the last meeting of the Committee indicates that the economy, bolstered by a marked swing in inventory investment, is expanding at a significant pace. Nonetheless, the degree of the strengthening in final demand over coming quarters, an essential element in sustained economic expansion, is still uncertain.

In these circumstances, although the stance of monetary policy is currently accommodative, the Committee believes that, for the foreseeable future, against the background of its long-run goals of price stability and sustainable economic growth and of the information currently available, the risks are balanced with respect to the prospects for both goals.

The March uptick in unemployment, the lack of brisk business investment, increased productivity and a generally weak global economy suggest that the Fed will remain idle until sometime after mid year. Alternatively, should an unforeseen significant event such as that on September 11, 2001 occur, some fear that the Fed has little or no remaining power to stabilize the economy as it did last fall.

Housing Starts and Building Permits

Home building is generally representative of overall economic activity because new home construction stimulates a broad range of industrial, commercial, and consumer spending and investment. According to the U.S. Commerce Department’s Bureau of the Census, new privately owned housing starts were at a seasonally adjusted annualized rate of 1.646 million units in March, 8% below the revised February estimate of 1.785 million units, but 3% above the March 2001 pace. Single-family housing starts in March were 1.303 million, 11% below the revised February level of 1.470 million units. An estimated 1.603 million privately owned housing units were started in 2001, 2.2% above the 2000 figure of 1.569 million.

The seasonally adjusted annual rate of housing units authorized by building permits (considered the best indicator of future housing starts) was 1.599 million units in March, 10% below the revised February rate of 1.774 million and approximately 2% below the measure from a year

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ago. Overall housing activity has remained strong as favorable mortgage rates continue to motivate housing investment.

Unemployment

According to the Labor Department’s Bureau of Labor Statistics, unemployment levels during the first quarter of 2002 remained relatively unchanged. After falling slightly to 5.6% in January, the unemployment rate fell to 5.5% in February and then rose to 5.7% in March. The unemployment rate has been within twe-tenths of a percentage point of 5.6% since October 2001 The unemployment rate for all of 2001 was approximately 4.8%, up from 4.0% in 2000. Job losses continued in manufacturing, transportation, construction, and mining, but were offset by gains in services and government.

Summary and Outlook

Inflation appears relatively mild and pricing power remains modest. Consumers continued to spend but business investment lagged. A renewal in manufacturing activity was prompted by low inventory levels. Fed policy was neutral with hints of future rate tightening should the recovery become overheated. Absent some unforeseen crisis, financial markets are not poised for significant change. While real GDP advanced an impressive 5.8% in the first quarter the consensus estimate for growth in 2002 is roughly 2.0%-2.5%. A clear indication of domestic economic direction and growth is difficult to establish. Uncertainties concerning international issues remain a continuing concern on political and economic fronts.

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VALUATION

Industry Overview

Small consumer loans are made by specialty finance companies, check cashing outlets, pawn shops, and other entities that fill the vacuum left by the majority of mainstream lenders that have left the small loan market. Traditional small loan companies are more likely today to be offering home equity lines of credit than loans for a few hundred dollars for a short period of time. Although some banks, credit unions, and small loan companies make relatively small loans, this niche market has largely been vacated by the traditional sources of consumer credit.

The small loan consumer finance industry is highly fragmented. Competitors in this market space operate in a highly regulatory environment and are subject to Federal, state and local jurisdictions. Many states require loan offices to be licensed, establish allowable interest rates and fees and set maximum principal amounts and loan maturities. Lenders in this market space typically charge the maximum rates permitted under applicable state usury laws.

The small consumer loan market is distinguished from the commercial banking and savings and loan marketplace by loan size and underwriting criteria. The small consumer loan lender typically lends the individuals in amounts up to $1,000 and at a maturity of less than one year. Small consumer loan lenders typically underwrite loans on the basis of the personal creditworthiness of the applicant. Commercial banks typically make loans in amounts greater than $1,000 and more than 1 year in maturity. Additionally, commercial lenders base credit decisions on the basis of qualifying security of collateral.

In general, small consumer loan finance companies encounter a greater degree of credit risk. As a result of the greater credit risk, small Consumer lenders typically charge a higher interest rate to compensate for the increased delinquencies and charge-offs.

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Application of Valuation Approaches

In analyzing applicable valuation methodologies we have primarily relied upon the Income Approach to value the Customer List Intangible Asset.

Customer List Intangible

As part of the acquisition of the Target Company, there were 4,130 customer accounts acquired. In applying the Income Approach, net after tax income was projected for the 4,130 existing customer accounts. Customer attrition rates were applied to the existing customer base in order to capture future customer runoff. Attrition rates are as follows:

Year	Attrition Rate
1	31.49%
2	31.49%
3	31.49%
4	22.32%
Thereafter	22.32%

These attrition rates were based on discussions with management and the review of detailed historical retention data (See Exhibits E 1.1 and E 1.2).

Because of the lack of historical information on each acquired branch location of the Target Company, we have built-up an aggregate projected income statement using detailed historical information for state-by-state locations. Based on detailed historical income statements and loan data, total revenue was projected based on an average customer base for the acquired branches, average customer loan amount for the acquired branches and gross yield (revenue/average net loans). Revenue includes both finance revenue and revenue generated from insurance sales. As yields fluctuate state-by-state based on state regulations, we have calculated gross yield as total revenue for the state of Kentucky branches at-large for 2002 divided by average net loans for the Kentucky branches at-large for 2002 and 2001.

Our forecast for total expenses were based on World’s Kentucky’s branch network expense base as a percentage of revenue. Taxes were estimated at 40 percent. A capital charge was also included in the expense base in order to capture the cost of employing certain other assets that are used to generate the projected revenue. Please see the “Contributory Capital Charge Calculations” section below for further details. The projected net after tax income was converted to its present value equivalent using a risk adjusted discount rate of 14 percent with the fair value

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adjusted for Section 197 tax benefits1. The fair value of the Customer Intangible was determined to be approximately $246 thousand with an estimated useful life of 6 years (see Exhibit B).

Contributory Capital Charge Calculations

Along with tangible assets acquired, certain other assets contribute to the generation of after tax income. Based upon discussions with management, one of the two major categories of assets were identified as providing support to the income generation: fixed assets (see Exhibit B 1.3). A discussion of each asset class is presented below:

Fixed Assets – As of the Valuation Date, fixed assets totaled $2.99 million. We have applied a required rate of return equal to Moody’s Seasoned Corporate Bonds (rated Baa) to this asset category and calculated a contributory charge as a percentage of revenue.

Intangible Assets – Through discussions with management we determined there were not intangible assets which should be considered as contributory intangible assets. A brief discussion of typical contributing intangible follows:

Internally Developed Technology: There were no internally developed technology acquired as a result of the acquisition. World management expects to utilize their own proprietary origination, servicing and customer care software.

Brand Value: In its acquisition of the Target Company, World changed the name of the acquired branches. .

Assembled Workforce: At the time of Valuation, the Target Company employed less than 30 employees. Based on discussions with World management, these employees did not represent a highly skilled work force that would be difficult or costly to duplicate.

Net Working Capital – Based on discussions with management and review of the financial needs of other acquired branches, we estimate working capital needs of $250,000 per branch. This working capital represents the net current assets required to run the business at each branch. We have applied a required rate of return equal to Prime, tax effected, to this asset category and calculated a contributory charge as a percentage of revenue.

Other Assets

Management believes that net book value is an appropriate estimation of the fair value for these assets. Assets include net loans, cash, and furniture, fixtures and equipment. In addition, a Non

[1]	Under Section 197, intangible assets acquired in a transaction that result in a step-up in basis are amortized over IS years. The AICPA IPR&D Task Force white paper indicates that the value of these tax savings be included in the value of an identifiable intangible, whether or not the specific acquisition results in a step up in basis.

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Compete Agreement was entered into with the selling party. Management paid consideration of $50,000 for this Non Compete agreement and believes that to be an appropriate estimate of its fair value. The total fair value of these assets totaled approximately $5.691 million.

Goodwill

Goodwill is the residual value of the total purchase price not allocated to one of the identified tangible or intangible assets. The fair value of goodwill was determined to be approximately $472 (see Exhibit A).

Conclusion of Value

Based on the analysis described herein, it is our opinion that the fair value of the identifiable assets subject to this appraisal are reasonably estimated to be $296,144 thousand, with residual-valued goodwill of $472 thousand as of April 1, 2002. Based upon management’s determination of fair value for certain other assets acquired, we developed the following Purchase Price allocation schedule:

Valuation Conclusion

Asset	Reference	Fair Value of Asset ($s)	Estimated Useful Life (years)
Cash	Exhibit F	4,600	N/A
Furniture, Fixtures & Equipment	Exhibit F	125,000	4 Years
Net Loans	Exhibit F	5,512,326	N/A
Non Compete	Exhibit F	50,000	5 Years
Customer List Intangible	Exhibit B	246,144	9 Years
Goodwill	Exhibit A	471,518	Indefinite

Total Acquired Assets		6,409,588

The attached exhibits are an integral part of our analysis and conclusions, and are intended to be read in conjunction with the body of our report.

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LIMITING ASSUMPTIONS

1.	Report Distribution — This report has been prepared solely for the purpose stated and should not be used for any other purpose. Except as specifically stated in the report, neither our report nor its contents are to be referred to or quoted, in whole or in part, in any registration statement, prospectus, public filing, loan agreement, or other agreement or document without our prior written approval. In addition, except as set forth in the report, our analysis and report presentation are not intended for general circulation or publication, nor are they to be reproduced or distributed to other third parties without our prior written consent.

2.	Scope of Analysis — The appraisal of any financial instrument or business is a matter of informed judgment. The accompanying appraisal has been prepared on the basis of information and assumptions set forth in the attached report, associated appendices, or underlying work papers, and these Limiting Conditions and Assumptions.

3.	Nature of Opinion — Neither our opinion nor our report are to be construed as a fairness opinion as to the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation, but, instead, are the expression of our determination of the fair value of the Acquired Assets between a hypothetical willing buyer and a hypothetical willing seller in an assumed transaction on an assumed valuation date. For various reasons, the price at which the Acquired Assets might be sold in a specific transaction between specific parties on a specific date might be significantly different from the fair value as expressed in our report.

4.	Going Concern Assumption, No Undisclosed Contingencies — Our analysis: (i) assumes that as of the Valuation Date the Company and its assets will continue to operate as configured as a going concern; (ii) is based on the past and present financial condition of the Company and its assets as of the Valuation Date; and (iii) assumes that the Company had no undisclosed real or contingent assets or liabilities, no unusual obligations or substantial commitments, other than in the ordinary course of business, nor had any litigation pending or threatened that would have a material effect on our analyses.

5.	Lack of Verification of Information Provided — We have relied on information supplied by the Company without audit or verification. We have assumed that all information furnished is complete, accurate and reflects management’s good faith efforts to describe the status and prospects of the Company at the Valuation Date from an operating and a financial point of view. As part of this engagement, we have relied upon publicly available data from recognized sources of financial information which have not been verified in all cases.

6.	Reliance on Forecasted Data — Any use of management’s projections or forecasts in our analysis does not constitute an examination or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). “We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material.

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7.	Subsequent Events — The terms of our engagement are such that we have no obligation to update this report or to revise the valuation because of events and transactions occurring subsequent to the Valuation Date.

8.	Legal Matters — We assume no responsibility for legal matters including interpretations of either the law or contracts. We have made no investigation of legal title and have assumed that owner(s) claim(s) to property are valid. We have given no consideration to liens or encumbrances except as specifically stated. We assumed that all required licenses, permits, etc. are in full force and effect. We assume no responsibility for the acceptability of the valuation approaches used in our report as legal evidence in any particular court or jurisdiction. The suitability of our report and opinion for any legal forum is a matter for the client and the client’s legal advisor to determine.

9.	USPAP — Unless otherwise described in our opinion, it is understood that this engagement is not required to be conducted pursuant to the Uniform Standards of Professional Appraisal Practice.

10.	Verification of Legal Description or Title — As part of this engagement, we will not assume any responsibility for matters of a legal nature. No investigation of legal description or title to the property will be made and we will assume that your claim to the property is valid. No consideration will be given to liens or encumbrances which may be against the property except as specifically stated as part of the financial statements you provide to us as part of this engagement. Full compliance with all applicable federal, state, and local zoning, environmental, and similar laws and regulations is assumed, unless otherwise stated, and responsible ownership and competent property management are assumed.

11.	Verification of Hazardous Conditions — We will not investigate the extent of any hazardous substances that may exist as we are not qualified to test for such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation or other hazardous substances or environmental conditions may affect the value of the property, the value will be estimated predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility will be assumed for any such conditions, or for any expertise or engineering knowledge required to discover them.

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WORLD ACCEPTANCE CORP. & SUBSIDIARIES	Exhibit A

Purchase Price Allocation	DRAFT - SUBJECT TO CHANGE
Summary

($000’s) Estimated Fair Value of Acquired Assets	Fair Value	Estimated Remaining Useful Life (Years)	Exhibit Reference
Purchase Price to be Allocated (2):	6,409,588		F
Asset
Net Tangible Assets (3)	129,600	4	F
Non Compete Agreement (3)	50,000	5
Net Loans (4)	5,512,326	N/A	F
Customer List Intangible (5)	246,144	9	B

Goodwill (6)	471,518

Notes:

(1)	This exhibit has been prepared on the basis of information set forth in the attached exhibits and is to be read in conjunction with all other exhibits included herein. The values indicated are preliminary and for illustrative purposes only.

The historic and prospective financial results used in our valuation are based upon data, information and assumptions provided by Company management and are for their internal use only and not intended to be made available to other firms or individuals. The achievement of prospective financial results may be affected by fluctuating economic conditions and is dependent upon the occurrence of future events that cannot be assured. Therefore, the actual results achieved may vary from the prospective financial results and the variations may be material. Management is responsible for representations of its plans, expectations, and for disclosure of significant information that might affect the ultimate realization of the prospective financial results contained in the exhibits herein. We have not performed an examination or compilation in accordance with AICPA standards nor have we verified the reasonableness of or the support for these assumptions. We, therefore, express no opinion as to the validity of historic information or the attainability of any prospective financial statements based on them.

(2)	See Exhibit F.

(3)	See Exhibit F. Management has estimated Fair Value.

(4)	See Exhibit F. Management has estimated Fair Value.

(5)	Per KPMG Consulting Valuation. See Exhibit B.

(6)	Goodwill is calculated as a residual.

WORLD ACCEPTANCE CORP. & SUBSIDIARIES	Exhibit B

KY 2002 Acquired Customer List Intangible	DRAFT - SUBJECT TO CHANGE
Summary
Valuation Date: 3/31/2002

($000s) Methodology	Reference	Fair Value
Income Approach	Exhibit B 1.1	246,144

Total Fair Value of Customer List		246,144

WORLD ACCEPTANCE CORP. & SUBSIDIARIES	Exhibit B 1.1

KY 2002 Acquired Customer List Intangible	DRAFT - SUBJECT TO CHANGE
Income Approach
Valuation Date: 3/31/2002

	For the Projected Fiscal Year Ending
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Beginning Customers (1)		4,130	2,829	1,938	1,328	1,032	801	622	484	376	292
Attrition (2)		1,301	891	610	296	230	179	139	108	84	65
% Attrition		31.49%	31.49%	31.49%	22.32%	22.32%	22.32%	22.32%	22.32%	22.32%	22.32%
Ending Customers	4,130	2,829	1,938	1,328	1,032	801	622	484	376	292	227
% Attrition		68.51%	68.51%	68.51%	77.68%	77.68%	77.68%	77.68%	77.68%	77.68%	77.68%

Average customer base		3,480	2,384	1,633	1,180	916	712	553	430	334	259

Net Finance Income (3)	3,540,437	2,982,930	2,043,495	1,399,923	1,011,267	785,589	610,274	474,084	368,285	286,098	222,251
Total Expenses (4)		2,750,098	1,883,991	1,290,652	932,333	724,270	562,640	437,079	339,539	263,766	204,903
% Margin		92.19%	92.19%	92.19%	92.19%	92.19%	92.19%	92.19%	92.19%	92.19%	92.19%
Profit Before Taxes (4)		232,831	159,504	109,270	78,934	61,319	47,635	37,004	28,746	22,331	17,348
% Margin		7.81%	7.81%	7.81%	7.81%	7.81%	7.81%	7.81%	7.81%	7.81%	7.81%
Income Taxes (5)	40%	93,133	63,802	43,708	31,574	24,528	19,054	14,802	11,499	8,932	6,939

Net Income		139,699	95,702	65,562	47,360	36,791	28,581	22,203	17,248	13,399	10,409

Capital Charge (6)		(66,571)	(45,605)	(31,242)	(22,569)	(17,532)	(13,620)	(10,580)	(8,219)	(6,385)	(4,960)

Net Income After Capital Charges		73,128	50,097	34,320	24,792	19,259	14,961	11,622	9,029	7,014	5,449

Discount Period (Years)		0.5	1.0	1.5	2.0	2.5	3.0	3.5	4.0	4.5	5.0
Discount Rate/Factor (7)		0.9366	0.8772	0.8216	0.7695	0.7207	0.6750	0.6322	0.5921	0.5545	0.5194

Present Value of After-Tax Income		68,491	43,945	28,196	19,076	13,879	10,098	7,347	5,346	3,889	2,830

Cumulative Value		68,491	112,435	140,631	159,708	173,587	183,686	191,033	196,379	200,268	203,098
Cumulative Used Value of Asset	98.00%	33.7%	55.4%	69.2%	78.6%	85.5%	90.4%	94.1%	96.7%	98.6%	100.0%

		163,137	109,878	75,706	52,586	35,765	23,527	14,622	8,143	3,430	0
Sum of Present Values		203,098
Section 197 Tax Benefit (8)		43,046

Fair Value - Customer List		246,144

Useful Life		9

(1)	Beginning customers of KY branches acquired in 2002. See Exhibit C.

(2)	Attrition rate for first three years based on select branch attrition rates. See Exhibit E 1.2. Thereafter, based on aggregate historical attrition rates. See Exhibit E 1.2.

(3)	Average customer base multiplied by average loan balance per customer (See Exhibit C) multiplied by KY state average yield (See Exhibit D 1.1).

(4)	Margins based on 2002 margins of KY state branches. See Exhibit D 1.1.

(5)	Based on an estimated 40% rate.

(6)	See Exhibit B 1.2.

(7)	Based on the Company’s estimated cost of capital. See Exhibit B 1.3.

(8)	Represents the tax benefit over a 15 year life using the Company’s estimated cost of equity.

WORLD ACCEPTANCE CORP. & SUBSIDIARIES	Exhibit B 1.2
Calculation of Return Required From Other Assets
Valuation Date: March 31, 2002

Working Capital

Rate of Return Required (1)	2.85%
Working Capital (2)	76,250,000
Return required on Working Capital	2,173,125
Estimated revenues for the 12 months ended 3/31/02 of select states (3)	103,936,821
Return on Working Capital (% of sales)	2.09%

Fixed Assets

Rate of Return Required (4)	4.94%
Net PP&E @ 3/31/02 (5)	2,966,055
Return required on Fixed Assets	146,464
Estimated revenues for the 12 months ended 3/31/02 of select states (3)	103,936,821
Return on Fixed Assets (% of sales)	0.14%

TOTAL CAPITAL CHARGE AS A PERCENT OF REVENUE	2.23%

1.	We use the tax effected Prime interest rate as the required return on working capital. Source: Federal Reserve Statistical Release.

2.	Estimated working capital of $250,000 per branch. Utilized total 2002 branches of select states (See Exhibit D 1.1)

3.	Utilized total 2002 revenue of select states (See Exhibit D 1.1)

4.	We use the tax effected Moody’s Seasoned Corporate Bond rates, rated Baa, as the required rate of return on the long-term assets. Source: Federal Reserve Statistical Release.

5.	Utilized total 2002 fixed assets of select states (See Exhibit D 1.1)

Exhibit B 1.3

WORLD ACCEPTANCE CORP. & SUBSIDIARIES

Cost of Capital

March 31, 2002

The future cash flows are discounted in our analysis by a 14 percent cost of equity capital. The equity cost of capital is based on the Capital Asset Pricing Model, a commonly accepted approach used by valuation professionals.

•	The cost of equity is based on the risk-free rate plus a reasonable premium for risk.

•	The risk-free rate of 6 percent is based on the average rate of 20-year US government notes at March 31, 2002, as reported by Factset Research Systems, Inc.

•	The equity risk premium is 7.4 percent. (1)

•	Specific company risk premium of 3.3 percent. (1) (2)

•	A comparable relevered beta for World Acceptance Corp. & Subsidiaries approximates 0.7, representing the estimated sensitivity of comparable public companies’ stock returns to that of the overall market portfolio on a relevered basis. See B 1.4.

•	Adding the risk-free rate of 6 percent, the equity risk premium of 7.4 (multiplied by the beta of 0.7) and the 2.2 specific risk premium results in the following:

Cost of Equity = 6% + (0.7 * (7.4%)) + 3.3% = 14%

•	Our discounted cash flow analysis relies on a 14 percent weighted average cost of equity capital.

(1)	Source: Ibbotson Associates, Inc., Stocks, Bonds, Bills, and Inflation 2002 Yearbook, Market Results for 1926-2001, Chicago, Illinois, 2002.

(2)	The specific incremental risk premium quantifies the expected equity return of small public companies beyond the return of larger public companies as well as risks associated with the Company’s achievement of their projected income.

Exhibit B 1.4

WORLD ACCEPTANCE CORP. & SUBSIDIARIES
Relevered Beta	DRAFT - SUBJECT TO CHANGE
Valuation Date: 03/31/02

Guideline Companies	Ticker	Beta	Total Debt	Market Value of Equity	Equity/ (Debt+Equity)	Unlevered Beta
Financial Federal Corp.	FIF	0.37	696,357.00	662,335.47	0.49	0.23
Imperial Credit Ind.	ICIIE	0.43	210,408.00	2,529.26	0.01	0.01
Microfinancial Inc.	MFI	0.43	202,044.00	109,894.01	0.35	0.21
Electro Rent Corp.	ELRC	0.48	0.00	340,310.88	1.00	0.48
McGrath Rentcorp	MGRC	1.08	92,257.00	382,130.25	0.81	0.94
Credit Acceptance Corp.	CACC	1.27	182,507.00	469,777.32	0.72	1.03

Average		0.68	230,595.50	327,829.53	0.59	0.48

World Acceptance Corp.	WRLD	0.46	83,382.00	135,003.02	0.62	0.34

Relever Beta Formula: = Unlevered Beta*(1+(Debt Weight/Equity Weight)*(1-Tax Rate)) (Rounded)

0.48		Unlevered Beta
38.18%		Debt Weighting
61.82%		Equity Weighting
40.00%		Tax Rate

Relever Beta	=	0.48 x [1+(38% / 62%) x (1-40.00%)]
	=	0.66

Exhibit C

WORLD ACCEPTANCE CORP. & SUBSIDIARIES
KY 2002 Acquired Branch Figures	DRAFT - SUBJECT TO CHANGE

	Loan Balance	Number Accounts	Average Balance
Branch:
Williamsburg, KY	444,732	260	1,711
Harlan, KY	1,128,408	676	1,669
Whitley City, KY	238,071	175	1,360
Bardstown, KY	579,625	322	1,800
Pikesville, KY	1,085,539	439	2,473
Somerset, KY	516,206	221	2,336
Beattyville, KY	822,905	400	2,057
Mt. Vernon, KY	866,416	403	2,150
Louisa, KY	1,125,221	630	1,786
Hazard, KY	942,384	604	1,560

Total	7,749,508	4,130	1,876

KY Average Yield on Avg. Net Loans	45.69% (See Exhibit D 1.1)

WORLD ACCEPTANCE CORP. & SUBSIDIARIES	Exhibit D 1.1
Historical Select Branch Income Statements	DRAFT - SUBJECT TO CHANGE

	Fiscal Year Ending March 31, 2002
	Total Revenue	Total Expenses	Expenses / Revenue	Profit Before Taxes	Profit / Revenue	Gross Loans	Revenues / Loans
Fiscal Year Ending March 31, 2002
Idabel, OK	188,298	172,634	91.68%	15,665	8.32%	150,309	125.27%
McMinnville, TN	446,228	307,137	68.83%	139,091	31.17%	537,814	82.97%
Rogersville, TN	340,080	298,372	87.74%	41,709	12.26%	625,628	54.36%
Madison, TN	287,258	261,098	90.89%	26,160	9.11%	466,567	61.57%
Jefferson City, TN	294,022	431,224	146.66%	(137,201)	-46.66%	598,552	49.12%
Newport, TN	322,435	298,010	92.42%	24,425	7.58%	788,041	40.92%
Burkesville, KY	599,924	428,869	71.49%	171,055	28.51%	1,628,092	36.85%
Jackson, KY	671,643	661,113	98.43%	10,531	1.57%	1,727,954	38.87%
Leitchfield, KY	537,081	431,258	80.30%	105,823	19.70%	1,430,139	37.55%
Liberty, KY	466,193	382,716	82.09%	83,476	17.91%	1,440,119	32.37%

Average	415,316	367,243	91.05%	48,073	8.95%	939,322	55.99%
KY Only Average	568,710	475,989	83.08%	92,721	16.92%	1,556,576	36.41%

Fiscal Year Ending March 31, 2001
Idabel, OK	204,494	178,042	87.06%	26,452	12.94%
McMinnville, TN	313,455	302,823	96.61%	10,631	3.39%
Rogersville, TN	314,201	349,945	111.38%	(35,743)	-11.38%
Madison, TN	186,919	266,112	142.37%	(79,194)	-42.37%
Jefferson City, TN	376,308	480,325	127.64%	(104,017)	-27.64%
Newport, TN	233,439	260,678	111.67%	(27,239)	-11.67%
Burkesville, KY	647,117	396,365	61.25%	250,752	38.75%
Jackson, KY	647,872	410,674	63.39%	237,198	36.61%
Leitchfield, KY	561,389	330,376	58.85%	231,014	41.15%
Liberty, KY	398,832	283,985	71.20%	114,847	28.80%

Average	388,403	325,933	93.14%	62,470	6.86%
KY Only Average	563,803	355,350	63.67%	208,453	36.33%
Two Year Average	401,859	346,588	92.10%	55,272	7.90%
KY Only Two Year Average	566,257	415,670	73.38%	150,587	26.62%

WORLD ACCEPTANCE CORP. & SUBSIDIARIES	Exhibit D
Historical Select State Income Statements	DRAFT - SUBJECT TO CHANGE

	Total Revenue	Total Expenses	Expenses / Revenue	Profit Before Taxes	Profit / Revenue	Gross Loans	Yield (Revenues / Gross Loans)	Average Gross Loans	Yield (Revenues / Avg. Gs. Loans)	Net Loans	Yield (Revenues / Net Loans)	Average Net Loans	Yield (Revenues / Avg. Nt. Loans)	Fixed Assets	Branch Count
Fiscal Year Ending March 31, 2002
South Carolina	21,273,862	17,140,219	80.57%	4,133,643	19.43%	42,011,234	50.64%	43,110,641	49.35%	29,145,586	72.99%	30,153,245	70.55%	450,776	62
Georgia	15,220,936	13,941,285	91.59%	1,279,651	8.41%	27,340,941	55.67%	26,395,156	57.67%	19,984,073	76.17%	19,498,165	78.06%	576,018	52
Oklahoma	22,915,454	8,311,487	36.27%	14,603,967	63.73%	12,247,945	187.10%	12,018,902	190.66%	8,830,551	259.50%	8,665,511	264.44%	364,472	46
Louisiana	4,032,308	3,232,679	80.17%	799,629	19.83%	7,084,940	56.91%	6,670,681	60.45%	5,340,142	75.51%	4,987,147	80.85%	83,043	20
Tennessee	15,548,098	13,055,546	83.97%	2,492,552	16.03%	27,605,999	56.32%	25,673,875	60.56%	20,133,606	77.22%	18,785,584	82.77%	537,289	40
Illinois	7,883,979	6,983,762	88.58%	900,217	11.42%	11,499,657	68.56%	11,157,922	70.66%	7,561,433	104.27%	7,557,160	104.32%	271,216	29
Missouri	5,092,895	4,863,340	95.49%	229,555	4.51%	11,175,612	45.57%	10,054,384	50.65%	7,576,343	67.22%	6,854,405	74.30%	240,491	22
New Mexico	4,212,755	3,400,626	80.72%	812,129	19.28%	6,232,284	67.60%	5,788,653	72.78%	3,962,631	106.31%	3,710,229	113.54%	177,787	15
Kentucky	7,756,534	7,151,101	92.19%	605,433	7.81%	27,028,098	28.70%	24,605,343	31.52%	18,636,625	41.62%	16,977,939	45.69%	264,963	19

Average	11,548,536	8,675,561	81.06%	2,872,975	18.94%	19,136,301	68.56%	18,386,173	71.59%	13,463,443	97.87%	13,021,043	101.62%	329,562	34
Median	7,883,979	7,151,101	83.97%	900,217	16.03%	12,247,945	56.32%	12,018,902	60.45%	8,830,551	76.17%	8,665,511	80.85%	271,216	29

Fiscal Year Ending March 31, 2001
South Carolina	20,514,179	16,078,857	78.38%	4,435,322	21.62%	44,210,048	46.40%	40,411,931	50.76%	31,160,904	65.83%	28,840,587	71.13%	450,123
Georgia	13,807,937	11,784,329	85.34%	2,023,608	14.66%	25,449,371	54.26%	25,593,299	53.95%	19,012,256	72.63%	18,963,001	72.82%	526,578
Oklahoma	21,100,353	7,612,922	36.08%	13,487,431	63.92%	11,789,859	178.97%	11,160,443	189.06%	8,500,471	248.23%	8,014,177	263.29%	311,855
Louisiana	3,716,480	3,193,950	85.94%	522,530	14.06%	6,256,422	59.40%	5,779,263	64.31%	4,634,152	80.20%	4,361,624	85.21%	92,084
Tennessee	12,975,793	11,724,983	90.36%	1,250,810	9.64%	23,741,750	54.65%	23,332,830	55.61%	17,437,562	74.41%	17,401,115	74.57%	410,221
Illinois	5,852,352	5,863,587	100.19%	(11,235)	-0.19%	10,816,186	54.11%	8,600,812	68.04%	7,552,887	77.48%	6,006,479	97.43%	314,038
Missouri	4,042,095	3,866,877	95.67%	175,218	4.33%	8,933,155	45.25%	6,928,730	58.34%	6,132,466	65.91%	4,804,316	84.13%	300,250
New Mexico	3,696,081	3,211,318	86.88%	484,763	13.12%	5,345,021	69.15%	5,170,867	71.48%	3,457,827	106.89%	3,347,447	110.41%	134,544
Kentucky	4,834,509	2,855,882	59.07%	1,978,627	40.93%	22,182,588	21.79%			15,319,253	31.56%			125,033

Average	10,059,975	7,354,745	79.77%	2,705,230	20.23%	17,636,044	64.89%	15,872,272	76.44%	12,578,642	91.46%	11,467,343	107.37%	296,081
Median	5,852,352	5,863,587	85.94%	1,250,810	14.05%	11,789,859	54.26%	9,880,628	67.32%	8,500,471	74.41%	7,010,328	84.67%	311,855

Fiscal Year Ending March 31, 2000
South Carolina	18,955,639	14,720,077	77.66%	4,235,462	22.34%	36,613,814	51.77%	34,816,585	54.44%	26,520,270	71.48%	25,298,981	74.93%	518,424
Georgia	13,293,063	11,183,427	84.13%	2,109,636	15.87%	25,737,226	51.65%	24,977,986	53.22%	18,913,746	70.28%	18,398,407	72.25%	540,651
Oklahoma	19,432,139	6,778,425	34.88%	12,653,714	65.12%	10,531,027	184.52%	10,326,857	188.17%	7,527,882	258.14%	7,338,149	264.81%	286,852
Louisiana	3,418,002	2,965,178	86.75%	452,824	13.25%	5,302,103	64.47%	5,255,330	65.04%	4,089,095	83.59%	4,078,098	83.81%	115,016
Tennessee	11,008,829	9,833,527	89.32%	1,175,302	10.88%	22,923,910	48.02%	20,736,000	53.09%	17,364,668	63.40%	15,707,710	70.09%	422,535
Illinois	3,867,906	4,670,864	127.34%	(1,002,958)	-27.34%	6,385,438	57.44%	5,314,171	69.02%	4,460,071	82.24%	3,734,906	98.21%	360,642
Missouri	2,703,824	2,881,104	106.56%	(177,280)	-6.56%	4,924,305	54.91%	3,944,181	68.55%	3,476,165	77.78%	2,773,859	97.48%	277,184
New Mexico	3,363,496	2,864,936	85.18%	498,560	14.82%	4,996,713	67.31%	4,595,408	73.19%	3,237,067	103.91%	2,966,753	113.37%	90,504

Average	9,480,350	6,987,792	86.48%	2,493,758	13.52%	14,676,817	72.57%	13,745,815	78.09%	10,698,621	101.35%	10,037,108	109.37%	326,476
Median	7,338,368	5,724,645	85.96%	836,931	14.04%	8,458,233	56.17%	7,820,514	66.80%	5,993,977	80.01%	5,708,124	90.64%	323,747

Fiscal Year Ending March 31, 1999
South Carolina	17,348,398	16,185,164	93.29%	1,163,234	6.71%	33,019,356	52.54%			24,077,692	72.05%			374,928
Georgia	10,850,887	11,775,703	108.52%	(924,816)	-8.52%	24,218,746	44.80%			17,883,067	60.68%			381,761
Oklahoma	17,740,463	6,402,793	36.09%	11,337,670	63.91%	10,122,686	175.25%			7,148,416	248.17%			221,154
Louisiana	3,549,845	3,509,273	98.86%	40,572	1.14%	5,208,557	68.15%			4,067,101	87.28%			117,638
Tennessee	7,681,055	8,216,906	106.98%	(535,851)	-6.98%	18,548,089	41.41%			14,050,752	54.67%			312,478
Illinois	2,414,772	2,948,199	122.09%	(533,427)	-22.09%	4,242,904	56.91%			3,009,741	80.23%			259,680
Missouri	1,551,292	2,083,966	134.34%	(532,674)	-34.34%	2,964,056	52.34%			2,071,552	74.89%			263,644
New Mexico	2,511,899	2,087,118	83.09%	424,781	16.91%	4,194,103	59.89%			2,696,438	93.16%			51,504

Average	7,956,076	6,651,140	97.91%	1,304,936	2.09%	12,814,812	68.91%			9,375,595	96.39%			247,848
Median	5,515,450	4,956,033	102.92%	(246,051)	-2.92%	7,665,622	54.73%			5,607,759	77.56%			261,662

Four Year Average	9,822,589	7,452,336	85.96%	2,370,253	14.04%	16,202,475	68.60%	16,096,810	75.22%	11,616,838	96.64%	11,569,000	105.94%
Four Year Median	7 718 795	6,590,609	85.82%	805,879	13.18%	11,337,635	55.29%	11,157,922	60.56%	7,568,888	76.69%	7,557,760	83.81%

WORLD ACCEPTANCE CORP. & SUBSIDIARIES	Exhibit E 1.1

Historical Select Branch Retention	DRAFT - SUBJECT TO CHANGE
Valuation Date: 3/31/2002

	Rogersville TN	Jefferson City TN	Newport TN	Burkesville KY	Jackson KY	Leitchfield KY	Liberty KY
date acquired	6/30/1999	8/31/1999	8/31/1999	3/31/2000	3/31/2000	3/31/2000	3/31/2000
Loan Balance	625,628	598,552	788,041	1,628,092	1,727,954	1,430,139	1,440,119
Retention Analysis:
1 Loan, Paid Out	67	97	35	185	370	361	145
1 Loan, Charged Off	24	18	11	58	92	45	45
1+ Loan, Paid Out	123	95	45	142	273	133	100
1 + Loan, Charged Off	127	109	46	37	94	48	35
Open Accounts	250	185	131	454	618	316	254

Total	591	504	268	876	1,447	903	579
Retention Analysis:
1 Loan, Paid Out	11.34%	19.25%	13.06%	21.12%	25.57%	39.98%	25.04%
1 Loan, Charged Off	4.06%	3.57%	4.10%	6.62%	6.36%	4.98%	7.77%
1+Loan, Paid Out	20.81%	18.85%	16.79%	16.21%	18.87%	14.73%	17.27%
1+ Loan, Charged Off	21.49%	21.63%	17.16%	4.22%	6.50%	5.32%	6.04%
Open Accounts	42.30%	36.71%	48.88%	51.83%	42.71%	34.99%	43.87%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
elapsed time (years)	2.75	2.58	2.58	2.00	2.00	2.00	2.00
yearly rate of decline	26.84%	32.15%	24.20%	28.01%	34.65%	40.84%	33.77%

Average Time Weighted Attrition	31.49%

WORLD ACCEPTANCE CORP. & SUBSIDIARIES	Exhibit E 1.2

Historical Select State Retention	DRAFT - SUBJECT TO CHANGE
Valuation Date: 3/31/2002

	South Carolina	Georgia	Oklahoma	Texas	Louisiana
beginning date	3/31/1994	3/31/1994	3/31/1994	3/31/1994	3/31/1994
Retention Analysis:
1 Loan, Paid Out	4,383	3,805	1,301	6,070	650
1 Loan, Charged Off	1,218	665	1,228	5,554	281
1+ Loan, Paid Out	37,799	18,194	6,659	33,596	3,717
1+ Loan, Charged Off	9,721	3,438	5,620	30,081	1,378
Open Accounts	12,056	3,585	2,287	13,622	581

Total	65,177	29,687	17,095	88,923	6,607
Retention Analysis:
1 Loan, Paid Out	6.72%	12.82%	7.61%	6.83%	9.84%
1 Loan, Charged Off	1.87%	2.24%	7.18%	6.25%	4.25%
1+ Loan, Paid Out	57.99%	61.29%	38.95%	37.78%	56.26%
1+ Loan, Charged Off	14.91%	11.58%	32.88%	33.83%	20.36%
Open Accounts	18.50%	12.08%	13.38%	15.32%	8.79%

Total	100.00%	100.00%	100.00%	100.00%	100.00%

elapsed time (years)	8	8	8	8	8
yearly rate of decline	19.02%	23.22%	22.23%	20.90%	26.21%

Average Time Weighted Attrition	22.32%

WORLD ACCEPTANCE CORP. & SUBSIDIARIES	Exhibit F

KY Acquisition Premium Analysis	DRAFT - SUBJECT TO CHANGE

Branch Number	Purchase Price	Cash	Customer List	FF&E	Net PPE & Cash	Non Compete	Loan Ledger Bal	Unearned Income	Bad Debt Reserve	Net Loans
1421	377,046	300	41,903	12,500	12,800	5,000	444,732	83,267	44,121	317,344
1422	932,641	600	100,561	12,500	13,100	5,000	1,128,408	208,996	105,430	813,982
1423	219,286	500	22,755	12,500	13,000	5,000	238,071	44,701	14,837	178,533
1424	476,940	400	49,233	12,500	12,900	5,000	579,624	106,397	63,419	409,808
1425	855,236	600	90,855	12,500	13,100	5,000	1,085,538	198,730	140,526	746,282
1426	444,657	300	50,854	12,500	12,800	5,000	516,205	97,525	42,677	376,003
1427	709,686	300	82,666	12,500	12,800	5,000	822,904	156,099	57,583	609,222
1428	720,938	400	83,606	12,500	12,900	5,000	866,416	162,879	84,404	619,133
1429	942,102	600	105,678	12,500	13,100	5,000	1,125,220	210,540	96,356	818,324
1430	731,056	600	89,262	12,500	13,100	5,000	942,384	176,628	142,061	623,695

	6,409,588	4,600	717,373	125,000	129,600	50,000	7,749,502	1,445,762	791,414	5,512,326